UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 4, 2016

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

Banco Latinoamericano

de Comercio Exterior, S.A.

and Subsidiaries

Consolidated balance sheets as of March 31, 2016 (unaudited) and December 31, 2015, and related consolidated statements of profit or loss, statements of profit or loss and other comprehensive income, statements of changes in equity and Cash Flows (unaudited) for the three Months Ended March 31, 2016 and 2015.

Banco Latinoamericano de Comercio Exterior, S.A.

and Subsidiaries

Consolidated Financial Statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of financial position
Three months ended March 31, 2016, and the year ended December 31, 2015
(In US$ thousand)

	Notes	December 31	December 31
		2015	2015

Assets
Cash and cash equivalents	4,14	771,406	1,299,966
Financial Instruments:	5,14
At fair value through profit or loss	5.2, 14	49,327	53,411
At fair value through OCI	5.3,14	174,084	141,803
Securities at amortized cost, net	5.4,14	107,890	108,215
Loans at amortized cost	5.6	6,533,322	6,691,749
Allowance for expected credit losses	5.6	92,117	89,974
Unearned interest & deferred fees		8,579	9,304
Loans at amortized cost, net		6,432,626	6,592,471

At fair value - Derivative financial instruments used for hedging – receivable	5.8,5.9,14	21,521	7,400

Property and equipment, net		5,793	6,173
Intangibles, net		415	427

Other assets:
Customers' liabilities under acceptances	14	29,657	15,100
Accrued interest receivable	14	47,736	45,456
Other assets	7	29,112	15,794
Total of other assets		106,505	76,350

Total assets		7,669,567	8,286,216

Liabilities and stockholders' equity
Deposits:	6,14
Noninterest-bearing - Demand		711	639
Interest-bearing - Demand		122,935	243,200
Time		2,949,733	2,551,630
Total deposits		3,073,379	2,795,469

At fair value – Derivative financial instruments used for hedging – payable	5.8,5.9,14	31,364	29,889

Financial liabilities at fair value through profit or loss	5.1,5.9,14	-	89
Securities sold under repurchase agreement	4,5.3,5.9,14	145,616	114,084
Short-term borrowings and debt	9.1,14	1,497,530	2,430,357
Long-term borrowings and debt, net	9.2,14	1,861,625	1,881,813

Other liabilities:
Acceptances outstanding	14	29,657	15,100
Accrued interest payable	14	21,534	17,716
Allowance for expected credit losses on off-balance sheet credit risk	5.7	4,512	5,424
Other liabilities	10	21,314	24,344
Total other liabilities		77,017	62,584
Total liabilities		6,686,531	7,314,285

Stockholders' equity:	11,12,15
Common stock		279,980	279,980
Treasury stock		(71,964)	(73,397)
Additional paid-in capital in excess of assigned value of common stock		119,403	120,177
Capital reserves		95,210	95,210
Retained earnings		569,080	560,642
Accumulated other comprehensive loss	5.3,5.8,15	(8,673)	(10,681)
Total stockholders' equity		983,036	971,931
Total liabilities and stockholders' equity		7,669,567	8,286,216

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of profit or loss
For the three months ended March 31, 2016 and 2015
(In US$ thousand, except per share amounts)

	Notes	2016	2015

Interest income from financial instruments	5
Deposits		1,171	431
At fair value through OCI		950	1,861
At amortized cost		59,037	51,362
Total interest income		61,158	53,654
Interest expense:	5
Deposits		4,552	2,453
Short-term borrowings and debt		4,855	6,643
Long-term borrowings and debt		12,233	8,733
Total interest expense		21,640	17,829

Net interest income		39,518	35,825

Other income
Fees and commissions, net	16	2,373	2,300
Derivate financial instruments and foreign currency exchange	5.8	(839)	844
Gain per financial instrument at fair value through profit or loss	17	(4,183)	2,505
Gain per financial instrument at fair value through OCI	5.3	(285)	296
Gain on sale of loans at amortized cost		100	207
Other income, net		351	248
Net other income		(2,483)	6,400

Total income		37,035	42,225

Expenses
Impairment (recovery) loss from expected credit losses on loans at amortized cost	5.6	2,143	(5,030)
Impairment loss from expected credit losses on investment securities	5.3,5.4	7	(830)
Impairment (gain) loss from expected credit losses on off-balance sheet instruments	5.7	(913)	5,105
Salaries and other employee expenses	18	7,880	8,355
Depreciation of equipment and leasehold improvements		329	380
Amortization of intangible assets		113	149
Professional services		477	753
Maintenance and repairs		433	395
Other expenses	19	3,128	3,080

Profit for the period		23,438	29,868
Earnings per share:

Basic	11	0.60	0.77
Diluted	11	0.60	0.77
Weighted average basic shares	11	38,997	38,805
Weighted average diluted shares	11	39,121	38,858

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of profit or loss and other comprehensive income
For the three months ended March 31, 2016 and 2015
(In US$ thousand)

	Notes	2016	2015

Profit for the period		23,438	29,868
Other comprehensive income (loss):
Items that are or may be reclassified to profit or loss:
Net change in unrealized losses on financial instruments at fair value through OCI	15	3,428	49
Net change in unrealized losses on derivative financial instruments	15	(1,420)	(1,257)
Other comprehensive income (loss)	15	2,008	(1,208)
Total comprehensive income for the period		25,446	28,660

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and subsidiaries

Consolidated statements of changes in equity
For the three months ended March 31, 2016 and 2015
(In US$ thousand, except per share amounts)

	Common stock	Treasury stock	Additional paid- in capital in excess of assigned value of common stock	Capital reserves	Retained earnings	Accumulated other comprenhensive income (loss)	Total
Balances at January 1, 2015	279,980	(77,627)	119,644	95,210	501,669	(7,837)	911,039
Profit for the period	-	-	-	-	29,868	-	29,868
Other comprehensive income	-	-	-	-	-	(1,208)	(1,208)
Compensation cost - stock options and stock units plans	-	-	581	-	-	-	581
Exercised options and stock units vested	-	2,932	(1,487)	-	-	-	1,445
Repurchase of "Class B" and "Class E" common stock	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	-	-	-
Balances at March 31, 2015	279,980	(74,695)	118,738	95,210	531,537	(9,045)	941,725

Balances at January 1, 2016	279,980	(73,397)	120,177	95,210	560,642	(10,681)	971,931
Profit for the period	-	-	-	-	23,438	-	23,438
Other comprehensive income	-	-	-	-	-	2,008	2,008
Compensation cost - stock options and stock units plans	-	-	659	-	-	-	659
Exercised options and stock units vested	-	1,433	(1,433)	-	-	-	-
Dividends declared	-	-	-	-	(15,000)	-	(15,000)
Balances at March 31, 2016	279,980	(71,964)	119,403	95,210	569,080	(8,673)	983,036

The accompanying notes are an integral part of these consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. y Subsidiarias

Consolidated statements of cash flows
For the three months ended March 31, 2016 and 2015
(Expressed in thousands of US dollars)

	2016	2015
Cash flows from operating activities:
Profit for the period	$23,438	$29,868
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Activities of derivative financial instruments and hedging	(13,038)	(14,901)
Depreciation of equipment and leasehold improvements	328	529
Amortization of intangible assets	113	-
Impairment loss from expected credit losses	1,237	(755)
Net gain on sale of financial assets at fair value through OCI	(285)	(295)
Compensation cost - share-based payment	659	581
Interest income	(61,159)	(53,654)
Interest expense	21,640	17,829
Net decrease (increase) in operating assets:
Net decrease (increase) in pledged deposits	4,125	13,009
Financial instruments at fair value through profit or loss	(4,084)	(575)
Net increase in loans at amortized cost	157,702	117,351
Other assets	(27,216)	113,368
Net increase (decrease) in operating liabilities:
Net increase due to depositors	277,910	107,651
Financial liabilities at fair value through profit or loss	(89)	(13)
Other liabilities	11,322	(119,879)
Cash provided by operating activities
Interest received	58,879	61,104
Interest paid	(17,823)	(14,931)
Net cash provided by operating activities	433,659	256,287

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	60	(157)
Acquisition of intangible assets	(7)	-
Proceeds from disposal of equipment and leasehold improvements
Proceeds from disposal of intangible assets
Proceeds from the redemption of of financial instruments at fair value through OCI	14,000	34,937
Proceeds from the sale of financial instruments at fair value through OCI	51,449	31,505
Proceeds from maturities of financial instruments at amortized cost	8,600	4,500
Purchases of financial instruments at fair value through OCI	(124,640)	(58,123)
Purchases of financial instruments at fair value at amortized cost	(8,226)	(11,947)
Net cash (used in) provided by investing activities	(58,764)	715

Cash flows from financing activities:

Net (decrease) increase in short-term borrowings and debt and securities sold under repurchase agreements	(901,296)	51,389
Proceeds from long-term borrowings and debt	268,206	59,076
Repayments of long-term borrowings and debt	(281,199)	(176,291)
Dividends paid	14,958	(14,980)
Exercised stock options	-	1,445
Net cash used in financing activities	(899,331)	(79,361)

Net (decrease) increase in cash and cash equivalents	(524,436)	177,641
Cash and cash equivalents at beginning of the year	1,267,302	741,305
Cash and cash equivalents at end of the period	$742,866	$918,946

The accompanying notes are an integral part of these consolidated financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

1.	Corporate information

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendency of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of the Law Decree No. 9 of February 26, 1998, modified by the Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following :

-	Bladex Holdings Inc. a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in two subsidiaries: Bladex Representacao Ltda. and Bladex Investimentos Ltda.

-	Bladex Representaçao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda., and Bladex Holdings Inc. owns the remaining 1%. This company has invested substantially all of its assets in an investment fund incorporated in Brazil (“the Brazilian Fund”), registered with the Brazilian Securities Commission (“CVM”, for its acronym in Portuguese). The Brazilian Fund is a non-consolidated variable interest entity.

-	Bladex Development Corp. was incorporated under the laws of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

1.	Corporate information (continued)

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, and Monterrey, Mexico; in Lima, Peru; and in Bogota, Colombia.

2.	Basis of preparation of the consolidated financial statements

2.1	Statement of compliance

The consolidated financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB").

2.2	Basis of valuation and presentation currency

The consolidated financial statements have been prepared on the basis of fair value for financial assets and liabilities through profit or loss, derivative financial instruments, investments and other financial assets at fair value through other comprehensive income. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges, that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships. Other financial assets and liabilities and other non-financial assets and liabilities are presented at amortized cost or on a historical cost basis.

All amounts presented in the consolidated financial statements and notes are expressed in United States of America dollars (“$”), which is the functional currency of the Bank.

Financial assets and liabilities are offset and the net amount are reported in the consolidated statement of financial position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. Income and expenses are not offset in the consolidated statement of profit or loss unless required or permitted by any accounting standard or interpretation, and as specifically disclosed in the accounting policies of the Bank.

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of Bladex and its subsidiaries. Bladex consolidates its subsidiaries from the date on which control is transferred to the Bank. All intercompany balances and transactions have been eliminated for consolidation purposes. Control is achieved when the Bank is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Bank controls an investee if, and only if, the Bank has:

-	Power over the investee. Existing rights that give it the current ability to direct the relevant activities of the investee.
-	Exposure, or rights, to variable returns from its involvement with the investee.
-	The ability to use its power over the investee to affect its return.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

2.	Basis of preparation of the consolidated financial statements (continued)

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Bank has less than the majority of the voting or similar rights of an investee, the Bank considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement(s) with the other vote holders of the investee
-	Rights arising from other contractual arrangements
-	The Bank’s voting rights and potential voting rights.

The Bank re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Bank gains control until the date the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Bank and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Bank’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Bank are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Bank loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in the consolidated statement of profit or loss. Any investment retained is recognized at fair value.

In the event of a loss of control of a controlled subsidiary, the Bank applies the following procedures to remove the subsidiary from consolidation:

-	Derecognition of the assets (including goodwill) and liabilities of the subsidiary
-	Derecognition of the carrying amount of any non-controlling interest
-	Derecognition of the cumulative translation differences, recorded in statement of changes in equity
-	Recognition of the fair value of the consideration received
-	Recognition of the fair value of any investment retained
-	Recognition of any surplus or deficit to the consolidated statement of profit or loss
-	Reclassification of the parent’s share of components previously recognized in other comprehensive income to the consolidated statement of profit or loss or retained earnings, as appropriate.

3.	Summary of significant accounting policies

The following are the significant accounting policies applied consistently by the Bank to all periods presented in these consolidated financial.

3.1	Currency and foreign currency transactions

3.1.1	Foreign currency transactions

 For each entity, the Bank determines the functional currency, and items included in the consolidated financial statements of each entity are measured using the functional currency.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies

3.1.2	Transactions and balances

Assets and liabilities of foreign subsidiaries, whose local currency is considered their functional currency, are translated into the reporting currency, US dollars, using period-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into US dollars. The effects of those translations adjustments are reported as a component of the accumulated other comprehensive income (loss) in the consolidated statement of changes in equity.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of the foreign entity with the US dollar as their functional currency, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollar using period-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollar are included in current period’s earnings in the gain (loss) on foreign currency exchange line item.

Differences arising on settlement or translation of monetary items are recognized in the consolidated statement of profit or loss with the exception of monetary items that are designated as part of the hedge of the Bank’s net investment in a foreign operation. These are recognized in consolidated statements of other comprehensive income until the net investment is disposed of, at which time, the cumulative amount is classified to the consolidated statement of profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in consolidated statements of other comprehensive income, if applicable.

3.2	Cash and cash equivalents

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.

3.3	Financial instruments

3.3.1	Date of recognition

All financial assets and liabilities are initially recognized on the trade date, the date that the Bank becomes a party to the contractual provisions of the instrument. This includes regular way trades: purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place.

3.3.2	Initial measurement of financial instruments

The Bank classifies its financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss on the basis of the Bank’s business model for managing the financial assets and the contractual cash flow characteristics of these financial assets. The Bank classifies all financial liabilities as subsequently measured at amortized costs, except for those liabilities measured at fair value through profit or loss as a result of hedge accounting, as well as liabilities measured at fair value in the case of undesignated derivatives.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.3	Financial instruments (continued)

3.3.3	Financial assets and liabilities at fair value through profit or loss (FVTPL)

Financial assets and liabilities at fair value through profit or loss include bonds acquired for trading purposes, and receivables (unrealized gains) and payables (unrealized losses) related to derivative financial instruments which are not designated as hedges or which do not qualify for hedge accounting.

Unrealized and realized gains and losses on assets and liabilities at FVTPL are recorded in the consolidated statement of profit or loss as net gain (loss) from financial instruments at FVTPL.

3.3.4	Financial assets at fair value through other comprehensive income (FVOCI)

These securities consist of debt instruments not classified as either securities at FVTPL or securities at amortized cost, and are subject to the same approval criteria as the rest of the credit portfolio. These securities are carried at fair value if both of the following conditions are met:

-	The financial asset is held according to a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and,
-	The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Unrealized gains and losses are reported as net increases or decreases to accumulated other comprehensive income (loss) (“OCI”) in consolidated statement of changes in equity until they are realized. Realized gains and losses from the sale of securities which are included in net gain on sale of securities are determined using the specific identification method.

3.3.5	Financial assets at amortized cost

Securities classified at amortized cost represent securities whose objective is to hold assets in order to collect contractual cash flows over the life of the instrument. These securities are measured at amortized cost if both of the following conditions are met:

-	The financial asset is held according to a business model whose objective is to hold the financial assets in order to collect the contractual cash flows, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.3	Financial instruments (continued)

3.3.6	Derecognition of financial assets and financial liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

-	The rights to receive cash flows from the asset have expired.
-	The Bank has transferred its rights to receive cash flows from the asset and either has transferred substantially all risk and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
-	The Bank retains the right to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass–through’ arrangement.
-	When the Bank has transferred its rights to receive cash flows from an asset or has entered into a pass–through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Bank’s continuing involvement in the asset. In that case, the Bank also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Bank has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Bank could be required to repay.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is extinguished, when the obligation specified in the contract is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a an extinguishment of the original liability and the recognition of a new liability.

The difference between the carrying value of the original financial liability and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of profit or loss.

Impairment of financial assets - securities

The Bank conducts periodic reviews for all of its securities. The Bank recognizes a loss allowance for expected credit losses on financial assets measured at fair value through other comprehensive income and at amortized cost. If at the reporting date, the credit risk of these financial instruments has not increased significantly since initial recognition, the Bank will measure the loss allowance for those financial instruments at an amount equal to 12-month expected credit losses. However, if the Bank determines that the credit risk of those financial instruments has increased significantly since initial recognition, then it measures a loss allowance at an amount equal to the lifetime expected credit losses

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.3	Financial instruments (continued)

3.3.6	Derecognition of financial assets and financial liabilities

Impairment of financial assets – securities (continued)

If the Bank has measured a loss allowance for a financial instrument at an amount equal to lifetime expected credit losses in the previous reporting period because of a significant increase in credit risk, but determines at the current reporting date that this presumption is no longer met; then it will measure the loss allowance at an amount equal to 12-month expected credit losses at the current reporting date. The Bank recognizes in the consolidated statement of profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance to the amount that is required to be recognized at the reporting date.

For financial instruments measured at fair value through OCI, the expected credit losses do not reduce the carrying amount in the consolidated statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the asset was measured at amortized cost is recognized in the consolidated statement of other comprehensive income as the accumulated impairment amount. Impairment gains or losses are accounted for as an adjustment of the revaluation reserve in the accumulated other comprehensive income, with a corresponding charge to the consolidated statement of profit or loss.

Impairment on securities is evaluated considering numerous factors, and their relative significance varies case by case. Factors considered in determining whether a detrimental impact on the estimated future cash flows of a financial asset has occurred include, but are not limited to: significant financial difficulty of the issuer; high probability of bankruptcy; granting a concession to the issuer; disappearance of an active market because of financial difficulties; breach of contract, such as default or delinquency in interest or principal; and, observable data indicating there is a measureable decrease in the estimated future cash flows since initial recognition.

The fact that the security is no longer publicly traded or the downgrade of an entity‘s credit rating is not, by itself, evidence of impairment, but should be considered for impairment together with other information. A decline in the fair value of a debt instrument below its amortized cost is not necessarily evidence of impairment, as it may be due to an increase in market interest rates. Whether a decline in fair value below cost is considered significant or prolonged, must be assessed on an instrument-by-instrument basis and should be based on both qualitative and quantitative factors. However, the assessment of prolonged decline should not be compared to the entire period that the investment has been or is expected to be held.

Impairment losses of continuing operations are recognized in the consolidated statement of profit or loss in those expense categories consistent with the function of the impaired asset. For other non-financial assets, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exists or may have decreased. If such indication exists, the Bank makes an estimate of the recoverable amount. In that case, the carrying amount of the asset is increased to its recoverable amount. This increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the consolidated statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.4	Loans - at amortized cost

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned interest, and deferred fees and allowance for expected credit losses. Interest income is recognized using the effective interest rate method. This shall be calculated by applying the effective interest rate to the gross carrying amount of the loan, except for: a) purchased or originated credit-impaired loans. For these financial assets, the Bank applies the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition; and b) loans that have subsequently become credit-impaired financial assets. For these loans, the Bank shall apply the effective interest rate to the amortized cost of the financial asset in subsequent reporting periods.

The amortization of net unearned interest and deferred fees are recognized as an adjustment to the related loan yield using the effective interest rate method.

Purchased loans are recorded at acquisition cost. The difference between the principal and the acquisition cost of loans, the premiums and discounts, is amortized over the life of the loan as an adjustment to the yield. All other costs related to acquisition of loans are expensed when incurred.

The Bank identifies loans as delinquent when no debt service and/or interest payment has been received for 30 days after such payments were due. The outstanding balance of a loan is considered past due when the total principal balance with one single balloon payment has not been received within 30 days after such payment was due, or when no agreed-upon periodical payment has been received for a period of 90 days after the agreed-upon date.

The above presumptions regarding past due loans may be rebuttable if the Bank has reasonable and supportable information that is available without undue cost or effort, that demonstrate that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 or 90 days past due.

A modified or renegotiated loan is a loan whose borrower is experiencing financial difficulties and the renegotiation constitutes a concession to the borrower. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the loan or reduction of accrued interest, among others.

In the renegotiation or modification of the contractual cash flows of the loan, the Bank shall:

-	Continue with its current accounting treatment for the existing loan that has been modified.
-	Record a modification gain or loss by recalculating the gross carrying amount of the financial asset as the present value of the renegotiated or modified contractual cash flows, discounted at the loan’s original effective interest rate.
-	Assess whether there has been a significant increase in the credit risk of the financial instrument, by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms). The loan that is modified is not automatically considered to have a lower credit risk. The assessment should consider credit risk over the expected life of the asset based on the historical and forward-looking information, including information about the circumstances that led to the modification. Evidence that the criteria for the recognition of lifetime expected credit losses are subsequently no longer met may include a history of up-to-date and timely payment in subsequent periods. A minimum period of observation will be necessary before a financial asset may qualify to return to a 12-month expected credit loss measurement.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.4	Loans - at amortized cost (continued)

-	Make the appropriate quantitative and qualitative disclosures required for renegotiated or modified assets to reflect the nature and effect of such modifications (including the effect on the measurement of expected credit losses) and how the Bank monitors these loans that have been modified.

The Bank recognizes a loss allowance for expected credit losses (ECL) on a loan that is measured at amortized cost at each reporting date at an amount equal to the lifetime expected credit losses if the credit risk on that loan has increased significantly since initial recognition. If at the reporting date, the credit risk of that loan has not increased significantly since initial recognition, an entity shall measure the loss allowance for that loan at an amount equal to 12-month expected credit losses.

The Bank maintains a system of internal credit quality indicators. These indicators are assigned depending on several factors which include: profitability, quality of assets, liquidity and cash flows, capitalization and indebtedness, economic environment and positioning, regulatory framework and/or industry, sensitivity scenarios and the quality of borrower’s management and shareholders, among others.

A description of these indicators is as follows:

Rating	Description
1 to 4	Clients with payment ability to satisfy their financial commitments.

5 to 6	Clients with payment ability to satisfy their financial commitments, but with more frequent reviews.

7	Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.

8	Clients whose primary source of payment (operating cash flow) is inadequate, and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.

9	Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the borrower presents an impaired financial and economic situation, the likelihood of recovery is low.

10	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably will also have difficulties fulfilling possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

In order to maintain periodical monitoring of the quality of the portfolio, clients are reviewed within a frequency of time between 3 and 12 months, depending on the risk rating.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.4	Loans - at amortized cost (continued)

The Bank's lending portfolio is comprised of the following segments: corporations, sovereign, middle-market companies and banking and financial institutions. The distinction between corporations and middle-market companies depends on the client’s level of annual sales in relation to the country risk, among other criteria. Except for the sovereign segment, segments are broken down into state-owned and private.

The Bank's lending policy is applicable to all types of loans.

3.5	Allowance for expected credit losses

The allowance for expected credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve methodology to determine expected credit losses. Additions to the allowance for expected credit losses are made by debiting earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as, letters of credit and guarantees, is reported as a liability.

The Bank measures expected credit losses (ECLs) in a way that reflects: a) an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes; b) the time value of money; and c) reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecast of future economic conditions.

The expected credit loss model reflects the general pattern of deterioration or improvement in the credit quality of financial instruments. The amount of ECLs recognized as a loss allowance or provision depends on the extent of credit deterioration since initial recognition. There are two measurement bases:

-	12-month ECLs (Stage 1), which applies to all loans (from initial recognition) as long as there is no significant deterioration in credit quality,

-	Lifetime ECLs (Stages 2 and 3), which applies when a significant increase in credit risk has occurred on an individual or collective basis. In Stages 2 and 3 interest revenue is recognized. Under Stage 2 (as under Stage 1), there is a full decoupling between interest recognition and impairment and interest revenue is calculated on the gross carrying amount. Under Stage 3, when a loan subsequently becomes credit impaired (when a credit event has occurred), interest revenue is calculated on the amortized cost, net of impairment, i.e. the gross carrying amount after deducting the impairment allowance. In subsequent reporting periods, if the credit quality of the financial asset improves so that the financial asset is no longer credit-impaired and the improvement can be related objectively to the occurrence of an event (such as an improvement in the borrower’s credit rating), then the entity will once again calculate the interest revenue.

The allowance for expected credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component (collective assessment basis), covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. This analysis considers comprehensive information that incorporates not only past-due data, but other relevant credit information, such as forward looking macro-economic information.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.5	Allowance for expected credit losses (continued)

The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default. The probability of default is supported by Bladex’s historical portfolio performance, complemented by probabilities of default provided by external sources, in view of the greater robustness of this external data for some cases. The loss given default is based on Bladex’s historical losses experience and best practices.

When assessing whether the credit risk on a loan has increased significantly, the Bank considers the change in the risk of default occurring since initial recognition. For a loan to be considered in “default”, management considers criteria used in the internal credit risk model and qualitative factors, such as financial covenants, when appropriate.

At each reporting date, the Bank assesses significant increases in credit risk based on the change in the risk of a default occurring over the expected life of the financial instrument. In order to make the assessment of whether there has been significant credit deterioration, the Bank considers reasonable and supportable information that is available without undue cost or effort and comparing:

-	The risk of a default occurring on the financial instrument as at the reporting date, and
-	The risk of a default occurring on the financial instrument as at the date of initial recognition.

For loan commitments, the Bank considers changes in the risk of a default occurring on the ‘potential’ loan to which a loan commitment relates, and for financial guarantee contracts, changes in the risk that the specified debtor will default are taken into consideration.

In order to determine whether there has been a significant increase in the credit risk of the financial instrument, the assessment is based on quantitative information and qualitative information. The Bank considers the following factors though not exhaustive, when measuring significant increase in credit risk:

a) Significant changes in internal price indicators of credit risk as a result of a change in credit risk since inception; b) Significant changes in external market indicators of credit risk for a particular financial instrument or similar financial instruments with the same expected life; c) An actual or expected significant change in the financial instrument’s external credit rating; d) Existing or forecast adverse changes in business, financial or economic conditions; e) An actual or expected significant change in the operating results of the borrower; f) An actual or expected significant adverse change in the regulatory environment; g) economic, or technological environment of the borrower; h) Significant changes in the value of the collateral supporting the obligation; i) Significant changes, such as reductions, in financial support from a parent entity or other affiliate or an actual or expected significant change in the quality of credit enhancements, among other factors incorporated in the Bank’s ECLs model.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.5	Allowance for expected credit losses (continued)

The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review.
-	Probabilities of Default (PD) = one-year probability of default applied to the portfolio to account for 12-month expected credit losses and lifetime probability of default to account for more than 12-month. Default rates are based on Bladex’s historical portfolio performance per rating category, complemented by International Rating Agency’s probabilities of default for categories 6, 7 and 8, in view of the greater robustness of data for such cases.
-	Loss Given Default (LGD) = a factor is utilized, based on historical information, same as based on best practices in the banking industry. Management applies judgment and historical loss experience. Management also apply complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data. The allowance policy is applicable to all classes of loans and off-balance sheet financial instruments of the Bank.

When the Bank has no reasonable expectations of recovering the loan, then the gross carrying amount of the loan is directly reduced in its entirety; thus, constituting a derecognition event. If the amount of loss on write-off is greater than the accumulated loss allowance, the differences will be recognized as an additional impairment loss.

3.6	Derivative financial instruments and hedge accounting

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks. Interest rate swap contracts, cross-currency swap contracts and foreign exchange forward contracts have been used to manage interest rate and foreign exchange risks associated with debt securities and borrowings with fixed and floating rates, and loans and borrowings in foreign currency.

These derivatives contracts can be classified as fair value and cash flow hedges. In addition, foreign exchange forward contracts are used to hedge exposures to changes in foreign currency in subsidiary companies with functional currencies other than the US dollar. These contracts are classified as net investment hedges.

The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include interest rate swap, cross-currency swap, foreign exchange forward and future contracts used for risk management purposes that do not qualify for hedge accounting. These derivatives are reported as asset or liabilities, as applicable. Changes in realized and unrealized gains and losses and interest from these financial instruments are included in gain per financial instrument at fair value through profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.6	Derivative financial instruments and hedge accounting (continued)

Derivatives for hedging purposes primarily include foreign exchange forward contracts and interest rate swap contracts in US dollar and cross-currency swaps. Derivative contracts designated and qualifying for hedge accounting are reported in the consolidated statement of financial position as derivative financial instruments used for hedging - receivable and payable, as applicable, and hedge accounting is applied. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported in current-period earnings.

Economic relationship

As the Bank enters into a hedging relationship, the first requirement is that the hedging instrument and the hedged item must be expected to move in the opposite direction as a result of the change in the hedged risk. This should be based on an economic rational, as could be the case if the relationship is based only on a statistical correlation. This requirement is fulfilled for many of the hedging relationships carried by the Bank as the underlying of the hedging instrument matches, or is closely aligned with the hedged risk. Even when there are differences between the hedged item and the hedging instrument, the economic relationship will often be capable of being demonstrated using a qualitative assessment. The assessment considers, whether qualitative or quantitative, the following: a) maturity; b) nominal amount; c) cash flow dates; d) interest rate basis; and e) credit risk, including the effect of collateral, among others.

Hedge ratio

The hedge ratio is the ratio between the amount of hedged item and the amount of the hedging instrument. For most of the hedging relationships, the hedge ratio is 1:1 as the underlying of the hedging instrument perfectly matches the designated hedged risk. For a hedging relationship with a correlation between the hedged item and the hedging instrument that is not 1:1 relationship, the Treasury front office will generally set the hedge ratio so as to adjust for the type of relation in order to improve effectiveness.

Discontinuation of hedge accounting

The Bank discontinues hedge accounting prospectively in the following situations:

1.	It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item.
2.	The derivative expires or is sold, terminated or exercised.
3.	The Bank otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

The Bank carries all derivative financial instruments in the consolidated statement of financial position at fair value.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.6	Derivative financial instruments and hedge accounting (continued)

    Fair value hedges

When a derivative is designated as the hedging instrument in a hedge of the change in fair value of a recognized asset or liability or a firm commitment that could affect profit or loss, changes in the fair value of the derivative are recognized in the consolidated statement of profit or loss together with changes in the fair value of the hedge item that are attributable to the hedged risk. If the hedge relationship is terminated, then the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and it is amortized to earnings as a yield adjustment.

    Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of variability in cash flows attributable to a particular risk associated with a recognized asset or liability that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in OCI and presented in the hedging reserve within equity and recognized in the consolidated statement of profit or loss when the hedged cash flows affect earnings. The ineffective portion is recognized in the consolidated statement of profit or loss as activities of derivative financial instruments and hedging. If the cash flow hedge relationship is terminated, related amounts in OCI are reclassified into earnings when hedged cash flows occur.

    Net investment hedges

When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of the hedging instrument is recognized in OCI and presented in the translation reserve within equity. Any ineffective portion of the changes in the fair value of the derivative is recognized in the consolidated statement of profit or loss. The amount recognized in OCI is reclassified to profit or loss as a reclassification adjustment on disposal of the foreign operation.

3.7	Repurchase agreements

Repurchase agreements are transactions in which the Bank sells a security and simultaneously agrees to repurchase it (or an asset that is substantially the same) at a fixed price on a future date. The Bank continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Because the Bank sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement.

3.8	Borrowings and debt

Short and long-term borrowings and debt are accounted for at amortized cost.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.9	Recognition of income and expenses

           Fee and commission income

The Bank earns fee and commission income from a diverse range of services it provides to its customers.

Income is recognized to the extent that is probable that the economic benefits will flow to the Bank and it is reliably measured, regardless of when the payment is made. This income is measured at fair value of the consideration received or receivable, taking into account contractually defined terms of payment an excluding taxes or duty.

Fee income can be divided into the following two categories:

-	Fee income earned from services that are provided over a certain period of time.
-	Fees earned for the provision of services over a period of time are accrued over that period. These fees include commission income and other management and advisory fees.

           Fee income from providing transaction services

Fees arising from negotiating or participating in the negotiation of a transaction for a third party, are recognized on completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria.

           Net trading income

Results arising from trading activities include all gains and losses from changes in fair value and related interest income or expense and dividends for financial assets and financial liabilities held for trading.

           Fees and commissions on loans at amortized cost

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as an adjustment to the effective interest rate on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized over the commitment period on an effective interest rate basis. These fees are regarded as compensation for an ongoing involvement with the acquisition of a financial instrument. If the commitment expires without the Bank making the loan, the fee is recognized as revenue on expiration.

Loan origination fees, net of direct loan origination costs, are deferred, and the net amount is recognized as revenue over the contractual term of the loans as an adjustment to the yield. When there are concerns about the realization of loan principal or interest, these net fees are recognized as revenue at the credit-adjusted effective interest rate for credit-impaired financial assets. Underwriting fees are recognized as revenue when the Bank has rendered all services to the issuer and is entitled to collect the fee from the issuer, when there are no contingencies related to the fee. Underwriting fees are recognized net of syndicate expenses. In addition, the Bank recognizes credit arrangement and syndication fees as revenue after satisfying certain retention, timing and yield criteria.

Fees received in connection with a modification of terms of a loan at amortized cost are applied as a reduction of the recorded investment in the loan. Fees earned on letters of credit, guarantees and other commitments are amortized using the straight-line method over the life of such instruments.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.10	Property and equipment

Property and equipment is stated at cost excluding the costs of day–to–day servicing, less accumulated depreciation and accumulated impairment in value. Changes in the expected useful life are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Depreciation is calculated using the straight–line method to write down the cost of property and equipment to their residual values over their estimated useful lives. Land is not depreciated. The estimated useful lives are as follows:

Useful life in Years

Furniture and equipment	3 to 5 years
Leasehold improvements	3 to 15 years or up to the lease term

Improvements to leased properties, under operating leases are amortized on a straight line calculated without exceeding the length of the respective lease contracts.

Property and equipment is derecognized on disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in other income in the consolidated statement of profit or loss in the period that the asset is derecognized.

3.11	Intangible assets

An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits that are attributable to it will flow to the Bank.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful life are amortized using the straight-line method over the estimated useful lives of assets which are reviewed annually by the Bank. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and they are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is presented as a separate line item in the consolidated statement of profit or loss.

Bank’s intangible assets include the value of computer software. Amortization is calculated using the straight–line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 5 years. Gains or losses arising from the derecognition of an intangible asset is determined by the Bank as the difference between proceeds from the sale or disposal and the net carrying amount of the intangible asset and recognizing them in the results for the period in which the transaction occurs.

3.12	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is generally not the case with master netting agreements; therefore, the related assets and liabilities are presented gross in the consolidated statement of financial position.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.13	Leasing at amortized cost

The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Banks as a lessee

Leases where the lessor do not transfer to the Bank substantially all the risks and benefits incidental to ownership of the leased items are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of profit or loss on a straight-line basis over the lease term. Contingent rental payable is recognized as an expense in the period in which they are incurred.

Bank as a sub-lessor

Leases where the Bank does not transfer substantially all of the risk and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating operating leases are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned. In the event that the contract is cancelable, they are recognized as income over the term of the lease.

3.14	Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of profit or loss, net of any reimbursement.

3.15	Capital reserves

Capital reserves are established as an appropriation of retained earnings and are, as such, a form of retained earnings. Reductions of capital reserves require the approval of the Bank’s Board of Directors and the SBP.

3.16	Share–based payment transactions

The Bank applies IFRS 2 for share–based payment transactions to account for compensation costs on restricted stock, restricted stock units and stock option plans. Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee, using the accelerated method. The fair value of each option is estimated at the grant date using a binomial option-pricing model. When options and stock are exercised, the Bank’s policy is to reissue shares from treasury stock.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.17	Income taxes

Current income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

-	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract law signed between the Republic of Panama and Bladex.
-	The Feeder and the Master are not subject to income taxes in accordance with the laws of the Cayman Islands. These companies received an undertaking exempting them from taxation of all future profits until March 7, 2026.
-	Bladex Representacao Ltda. and Bladex Investimentos Ltda., are subject to income taxes in Brazil.
-	Bladex Development Corp. is subject to income taxes in Panama.
-	BLX Soluciones, S.A. de C.V., SOFOM, is subject to income taxes in Mexico.
-	The New York Agency and Bladex’s subsidiaries incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

The amount of current income taxes has been immaterial to-date.

Deferred tax

Deferred tax is calculated based on the liability method, on temporary differences between the carrying amounts of assets and liabilities reported for financial purposes and the amounts used for taxation purposes. The amount of deferred tax is based on the embodiment of assets and liabilities using the rate of income tax in effect on the date of the consolidated statement of financial position.

The amount of deferred income taxes has been immaterial to-date.

3.18	Earnings per share

Basic earnings per share is computed by dividing the profit for the period (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted earnings per share measure performance incorporating the effect that potential common shares, such as stock options and restricted stock units outstanding during the same period, would have on net earnings per share. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries of stock purchase options and other stock plans could exercise their options. The number of potential common shares that would be issued is determined using the treasury stock method.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.19	Treasury shares and contracts on own shares

The own equity instruments of the Bank which are acquired by it or by any of its subsidiaries (treasury shares) are deducted from equity and accounted for at weighted average cost. Consideration paid or received on the purchase, sale, issue or cancellation of the Bank’s own equity instruments is recognized directly in equity.

No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.20	Segment reporting

The Bank’s segment reporting is based on the following business segments: Commercial, which incorporates the Bank’s core business of financial intermediation and fee generation activities relating to the Bank’s Commercial Portfolio; and Treasury, which is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, as well as the management of the Bank’s interest rate, liquidity, price, and currency risks.

3.21	Judgments, estimates and significant accounting assumptions

The preparation of the consolidated financial statements requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for expected credit losses, impairment of securities, and the fair value of financial instruments. Actual results could differ from those estimates. Management believes these estimates are adequate.

Judgments

In the process of applying the Bank’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Reserve for expected credit losses

When determining the reserve for expected credit losses, management’s judgment is required for evaluating the amount and timing of future cash flows in order to determine whether credit risk has increased significantly since initial recognition, considering the characteristics of the loans and the default patterns in the past for comparable financial instruments. Changes in the risk of a default occurring over the next 12 months may be a reasonable approximation of the changes in the lifetime risk of a default occurring. The Bank uses changes in the risk of a default occurring over the next 12 months to determine whether credit risk has increased significantly since initial recognition, unless circumstances indicate that a lifetime assessment is necessary.

Fair value measurement

When the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques that include the use of mathematical models. The inputs to these models are derived from observable market data where possible, but if this is not available, judgment is required to establish fair values. The judgments include considerations of liquidity and model inputs such as volatility for longer–dated derivatives and discount rates, prepayment rates and default rate assumptions for asset-backed securities. The valuation of financial instruments is described in more detail in Note 17.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.21	Judgments, estimates and significant accounting assumptions (continued)

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimating uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period, are described below. The Bank based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments; however, may change due to market changes or circumstances beyond the control of the Bank. Such changes are reflected in the assumptions when they occur.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Bank’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

Impairment losses on loans and advances at amortized cost

The Bank reviews its individually significant loans and advances at amortized cost at each statement-of-financial-position date to assess whether an impairment loss should be recorded in the consolidated statement of profit or loss. In particular, management’s judgment is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance. Loans and advances at amortized cost that have been assessed individually (and found not to be impaired) are assessed together with all individually insignificant loans and advances in groups of assets with similar risk characteristics. This is to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident.

The collective assessment takes account of data from the loan portfolio (such as levels of arrears, credit utilization, loan-to-collateral ratios, etc.), and judgments on the effect of concentrations of risks and economic data (including levels of unemployment, real estate prices indices, country risk and the performance of different individual groups).

Impairment of investments measured at fair value through OCI

The Bank reviews its debt securities classified as investments at fair value through OCI at each reporting date to assess whether they are impaired. This requires similar judgment as applied to the individual assessment of loans and advances. The Bank records impairment charges when there has been a significant or prolonged decline in the fair value below their cost. The determination of what is ‘significant’ or ‘prolonged’ requires judgment. In making this judgment, the Bank evaluates, among other factors, historical price movements and duration and extent to which the fair value of an investment is less than its cost.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

3.	Summary of significant accounting policies (continued)

3.22	Future changes in applicable accounting policies

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Bank financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018, when the IASB finalizes their amendments to defer the effective date of IFRS 15 by one year. Early adoption is permitted. The Bank plans to adopt the new standard on the required effective date using the full retrospective method. During 2015, the Bank performed a preliminary assessment of IFRS 15, which is subject to changes arising from a more detailed ongoing analysis. Furthermore, the Bank is considering the clarifications issued by the IASB in an exposure draft in July 2015 and will monitor any further developments.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.  IFRS 16 supersedes IAS 17 – Leases. The Bank is evaluating the potential impact of this new standard.in its consolidated financial statements.

4.	Cash and cash equivalents

	March 31, 2016	December 31, 2015

Cash and due from banks	6,504	2,601
Interest-bearing deposits in banks	764,902	1,297,365
Total	771,406	1,299,966

Less:
Pledged deposits	28,540	32,664
Total cash and cash equivalents	742,866	1,267,302

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

4.	Cash and cash equivalents (continued)

Interest-bearing deposits in banks

Demand deposits

As of March 31, 2016 and December 31, 2015, cash in banks balances correspond to bank deposits, bearing interest based on the daily rates determined by banks for between 0.01% and 0.30% and 0.01%, and 0.27%, respectively.

Time deposits

As of March 31, 2016 and December 31, 2015, cash equivalents balances correspond to demand deposits (overnight), bearing an average interest rate of 0.20% to 0.35% and 0.20% to 0.35%, respectively.

On March 31, 2016 and December 31, 2015 the New York Agency had a pledged deposit with a carrying value of $3.3 million and $3.3 million, respectively, with the New York State Banking Department, as required by law since March 1994. As of March 31, 2016 and December 31, 2015, the Bank had pledged deposits with a carrying value of $25.2 million and $29.3 million, respectively, to secure derivative financial instruments transactions and repurchase agreements.

5.	Financial instruments

5.1	Financial liabilities at FVTPL

The fair value of financial liabilities at FVTPL is as follows:

	March 31, 2016	December 31, 2015
Interest rate swaps	-	15
Forward foreign exchange	-	74
Cross currency swaps	-	-
Total	-	89

As of March 31, 2016 and December 31, 2015, information on the nominal amounts of derivative financial instruments at FVTPL is as follows:

	March 31, 2016			December 31, 2015
	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability
Interest rate swaps	-	-	-	14,000	-	15
Forward foreign exchange	-	-	-	1,675	-	74
Cross currency swaps	-	-	-	-	-	-
Total	-	-	-	15,675	-	89

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.2	Investment Funds at FVTPL

The Bank maintains an investment in the Alpha4X Feeder Fund (the “Feeder”) which is organized under a “Feeder-Master” structure. Under this structure, the Feeder invests all of its assets in the Master which in turn invests in various assets on behalf of its investor. The investment funds consist of the net asset value (NAV) of Bladex’s investment in the Feeder and in the Brazilian Fund.

Since January 2014, the changes of the Bank´s investment in the Feeder is recorded in the consolidated statement of profit or loss of that fund in the “Gain (loss) per financial instruments at fair value through profit and loss” line item. The Feeder is not consolidated in the Bank’s financial statements as a result of the evaluation of control as per IFRS 10 “Consolidated Financial Statements” according to which the existing rights on the fund do not give the Bank the ability to direct the relevant activities of the fund nor the ability to use its power over the investee to affect its return. At March 31, 2016 and December 31, 2015 the Bank has a participation in that fund of 47.71.

Bladex also reports the changes in the NAV of the Brazilian Fund in the “Gain (loss) per financial instruments at fair value through profit and loss" line item, which the Bank does not consolidate, because the existing rights on this fund do not give the Bank the ability to direct its relevant activities nor the ability to use its power over the investee to affect its return. This investment is adjusted to recognize the Bank's participation in the profits and losses of the fund in the line “gain (loss) per financial instruments at fair value through profit or loss” of the consolidated statement of profit or loss.

The following table summarizes the balances of investments in investment funds:

	March 31, 2016	December 31, 2015
Alpha4X Feeder Fund	44,804	49,585
Alpha4X Latam Fundo de Investimento Multimercado	4,523	3,826
	49,327	53,411

On February, May and November 2015, the Bank redeemed a total of $8.0 million of its investment in the Fund. The Bank has a commitment to remain as an investor in these funds, with possibility of contractual redemptions, until March 31, 2016. The Bank filed notices of redemption and the funds will be received in the respective accounts on April. 2016.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income

The amortized cost, related unrealized gross gain (loss) and fair value of securities at fair value through other comprehensive income by country risk and type of debt are as follows:

	March 31, 2016
		Unrealized
	Amortized Cost	Gain	Loss	Fair Value
Corporate debt:
Brazil	16,700	-	1,399	15,301
Colombia	16,753	-	6,058	10,695
Honduras	7,162	-	21	7,141
Panama	4,635	-	7	4,628
Peru	7,320	81	-	7,401
Venezuela	18,349	513	-	18,862
	70,919	594	7,485	64,028
Sovereign debt:
Brazil	11,562	-	600	10,962
Chile	10,515	35	17	10,533
Colombia	11,464	-	500	10,964
Mexico	69,723	-	473	69,250
Trinidad and Tobago	9,601	-	1,254	8,347
	112,865	35	2,844	110,056
	183,784	629	10,329	174,084

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income (continued)

	December 31, 2015
		Unrealized
	Amortized Cost	Gain	Loss	Fair Value
Corporate debt:
Brazil	31,831	-	3,000	28,831
Chile	8,205	-	209	7,996
Colombia	17,815	-	7,110	10,705
Honduras	7,195	-	61	7,134
Panama	4,648	-	73	4,575
Peru	7,339	-	64	7,275
Venezuela	18,392	-	93	18,299
	95,425	-	10,610	84,815

Sovereign debt:
Brazil	11,625	-	1,285	10,340
Chile	10,536	-	323	10,213
Colombia	12,046	-	670	11,376
Mexico	17,272	-	681	16,591
Trinidad and Tobago	9,705	-	1,237	8,468
	61,184	-	4,196	56,988
	156,609	-	14,806	141,803

As of March 31, 2016 and December 31, 2015 securities at fair value through OCI with a carrying value of $106.4 million and $87.6 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

As of December 31, 2015 securities at fair value through OCI with a carrying value of $56.0 million, were reclassified into securities at amortized cost as part of the overall investment portfolio management strategy. The securities transferred maintained the same business model and cash flow characteristics that meet the SPPI (sole purpose of principal and interest collection) criterion, so they can be subsequently measured at amortized cost.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income (continued)

The following table discloses those securities that have had unrealized losses for a period less than 12 months and for 12 months or longer:

	March 31, 2016
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses
Corporate debt	22,572	120	15,193	7,365	37,765	7,485
Sovereign debt	70,754	272	34,004	2,572	104,758	2,844
Total	93,326	392	49,197	9,937	142,523	10,329

	December 31, 2015
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses
Corporate debt	63,611	1,010	21,204	9,600	84,815	10,610
Sovereign debt	23,468	846	33,520	3,350	56,988	4,196
Total	87,079	1,856	54,724	12,950	141,803	14,806

The following table presents the realized gains and losses on sale of securities at fair value through other comprehensive income:

	March 31, 2016	March 31, 2015
Realized gain on sale of securities	39	296
Realized loss on sale of securities	(324)	-
Net gain (loss) on sale of securities at fair value through other comprehensive income	(285)	296

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income (continued)

Securities at fair value through other comprehensive income classified by issuer’s credit quality indicators are as follows

Rating(1)	March 31, 2016	December 31, 2015
1-4	166,070	133,989
5-6	6,850	6,224
7	1,164	1,590
8	-	-
9	-	-
10	-	-
Total	174,084	141,803

(1) Current ratings as of March 31, 2016 and December 31, 2015, respectively.

The amortized cost and fair value of securities at fair value through other comprehensive income by contractual maturity as of March 31, 2016 and December 31, 2015 are shown in the following tables:

	March 31, 2015
	Amortized Cost	Fair Value
Due within 1 year	73,583	73,378
After 1 year but within 5 years	68,092	58,646
After 5 years but within 10 years	42,109	42,060
	183,784	174,084

	December 31, 2015
	Amortized Cost	Fair Value
Due within 1 year	21,068	20,212
After 1 year but within 5 years	79,689	69,625
After 5 years but within 10 years	55,852	51,966
	156,609	141,803

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.3	Securities at fair value through other comprehensive income (continued)

The allowance for expected credit losses relating to securities at fair value through other comprehensive income is as follow:

	Stage 1 (1)	Stage 2 (2) (collectively assessed)	Stage 2 (2) (individually assessed)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	234	178	-	6,737	7,149
Transfer to lifetime expected credit losses	-	-	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Financial assets that have been derecognized during the period	(48)	-	-	(962)	(1,010)
Changes due to financial instruments recognized as of December 31, 2015	(48)	-	-	(962)	(1,010)
New financial assets originated or purchased	28	-	-	-	28
Write-offs	-	-	-	-	-
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of March 31, 2016	214	178	-	5,775	6,167

	Stage 1 (1)	Stage 2 (2) (collectively assessed)	Stage 2 (2) (individually assessed)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2014	701	1,408	-	-	2,109
Transfer to lifetime expected credit losses	(5,507)	5,507	-	-	-
Transfer to credit-impaired financial assets	-	(6,737)	-	6,737	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Financial assets that have been derecognized during the period	(277)	-	-	-	(277)
Changes due to financial instruments recognized as of December 31, 2014	(5,784)	(1,230)	-	6,737	(277)
New financial assets originated or purchased	5,317	-	-	-	5,317
Write-offs	-	-	-	-	-
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of December 31, 2015	234	178	-	6,737	7,149

(1)	12-month expected credit losses
(2)	Lifetime expected credit losses
(3)	Credit-impaired financial assets (lifetime expected credit losses)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.4	Securities at amortized cost

The amortized cost, related unrealized gross gain (loss) and fair value of these securities by country risk and type of debt are as follows:

	March 31, 2016
		Unrealized
	Amortized Cost (1)	Gross Gain	Gross Loss	Fair Value
Corporate debt:
Brazil	1,483	-	261	1,222
Costa Rica	5,000	-	-	5,000
Panama	20,003	50	-	20,053
	26,486	50	261	26,275
Sovereign debt:
Brazil	21,888	4	2,195	19,697
Colombia	30,403	-	549	29,854
Mexico	20,789	-	968	19,821
Panama	8,824	-	108	8,716
	81,904	4	3,820	78,088
	108,390	54	4,081	104,363

	December 31, 2015
		Unrealized
	Amortized Cost (1)	Gross Gain	Gross Loss	Fair Value
Corporate debt:
Brazil	1,484	-	383	1,101
Costa Rica	5,000	-	-	5,000
Panama	20,008	45	-	20,053
	26,492	45	383	26,154
Sovereign debt:
Brazil	21,903	-	3,260	18,643
Colombia	30,599	-	1,530	29,069
Mexico	20,871	-	1,684	19,187
Panama	8,876	4	-	8,880
	82,249	4	6,474	75,779
	108,741	49	6,857	101,933

(1)	Amounts do not include allowance for expected credit losses of US$500.
(2)	Amounts do not include allowance for expected credit losses of US$526.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.4	Securities at amortized cost (continued)

The amortized cost and fair value of securities at amortized cost by contractual maturity as of March 31, 2016 and December 31, 2015 are shown in the following tables:

	March 31, 2016
	Amortized Cost	Fair Value

Due within 1 year	34,536	34,425
After 1 year but within 5 years	42,513	39,614
After 5 years but within 10 years	31,341	30,324
	108,390	104,363

	December 31, 2015
	Amortized Cost	Fair Value

Due within 1 year	28,454	28,474
After 1 year but within 5 years	43,236	39,206
After 5 years but within 10 years	37,051	34,253
	108,741	101,933

As of March 31, 2016 and December 31, 2015 securities at amortized cost with a carrying value of $69.8 million and $56.3 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

Securities at amortized cost classified by issuer’s credit quality indicators are as follows:

Rating (1)	March 31, 2016	December 31, 2015
1-4	93,907	94,257
5-6	14,483	14,484
7	-	-
8	-	-
9	-	-
10	-	-
Total	108,390	108,741

(1) Current ratings as of March 31, 2016 and December 31, 2015, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.4	Securities at amortized cost (continued)

The allowance for expected credit losses relating to securities at amortized cost is as follow:

	Stage 1 (1)	Stage 2 (2) (collectively assessed)	Stage 2 (2) (individually assessed)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	348	178	-	-	526
Transfer to lifetime expected credit losses	-	-	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Financial assets that have been derecognized during the period	(80)	(28)	-	-	(108)
Changes due to financial instruments recognized as of December 31, 2015	(80)	(28)	-	-	(108)
New financial assets originated or purchased	82				82
Write-offs	-	-	-	-	-
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of March 31, 2016	350	150	-	-	500

	Stage 1 (1)	Stage 2 (2) (collectively assessed)	Stage 2 (2) (individually assessed)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2014	276	-	-	-	276
Transfer to lifetime expected credit losses	(178)	178	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Financial assets that have been derecognized during the period	(207)	-	-	-	(207)
Changes due to financial instruments recognized as of December 31, 2014	(385)	178	-	-	(207)
New financial assets originated or purchased	457	-	-	-	457
Write-offs	-	-	-	-	-
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of December 31, 2015	348	178	-	-	526

(1)	12-month expected credit losses
(2)	Lifetime expected credit losses
(3)	Credit-impaired financial assets (lifetime expected credit losses)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.5	Recognition and derecognition of financial assets

During the period ended March 31, 2016 and 2015, the Bank sold certain financial instruments measured at amortized cost. These sales were made on the basis of compliance with the Bank's strategy to optimize the loan portfolio.

The amounts and gains arising from the derecognition of these financial instruments are presented in the following table. These gains are presented within the line “gain on sale of loans” in the consolidated statement of profit or loss.

	Assignments and Participations	Gains

For the period ended March 31, 2016	13,800	56
For the period ended March 31, 2015	21,333	122

5.6	Loans – at amortized cost

The following table set forth details of the Bank’s gross loan portfolio:

	March 31, 2016	December 31, 2015
Corporations:
Private	3,229,070	3,254,792
State-owned	542,559	461,573
Banking and financial institutions:
Private	1,810,277	1,974,960
State-owned	572,805	612,677
Middle-market companies:
Private	378,611	387,747
Total	6,533,322	6,691,749

The composition of the gross loan portfolio by industry is as follows:

	March 31, 2016	December 31, 2015
Banking and financial institutions	2,383,083	2,587,637
Industrial	1,120,935	1,142,385
Oil and petroleum derived products	934,143	828,355
Agricultural	1,172,641	1,140,124
Services	629,724	670,013
Mining	114,872	110,655
Others	177,924	212,580
Total	6,533,322	6,691,749

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned interest, deferred fees and allowance for expected credit losses.

The amortization of net unearned interest and deferred fees are recognized as an adjustment to the related loan yield using the effective interest rate method.

The unearned discount interest and deferred commission amounted to $8,579 and $9,304 at March 31, 2016 and December 31, 2015, respectively

Loans classified by borrower’s credit quality indicators are as follows:

March 31, 2016
	Corporations		Banking and financial institutions		Middle-market companies
Rating(1)	Private	State-owned	Private	State-owned	Private	Total
1-4	2,535,200	402,323	1,527,283	275,843	215,191	4,955,840
5-6	656,708	140,236	282,994	296,962	127,513	1,504,413
7	32,456	-	-	-	35,000	67,456
8	-	-	-	-	-	-
9	-	-	-	-	-	-
10	4,706	-	-	-	907	5,613
Total	3,229,070	542,559	1,810,277	572,805	378,611	6,533,322

December 31, 2015
	Corporations		Banking and financial institutions		Middle-market companies
Rating(1)	Private	State-owned	Private	State-owned	Private	Total
1-4	2,644,758	351,216	1,757,668	309,559	212,746	5,275,947
5-6	558,612	110,357	217,292	303,118	174,094	1,363,473
7	46,716	-	-	-	-	46,716
8	-	-	-	-	-	-
9	-	-	-	-	-	-
10	4,706	-	-	-	907	5,613
Total	3,254,792	461,573	1,974,960	612,677	387,747	6,691,749

(1)	Current ratings as of March 31, 2016 and December 31, 2015, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

The following table provides a breakdown of gross loans by country risk:

	March 31, 2016	December 31, 2015
Country:
Argentina	190,446	142,437
Belgium	0	12,629
Bermuda	19,200	19,600
Bolivia	24,910	19,911
Brazil	1,462,339	1,605,497
Chile	160,134	195,290
Colombia	602,255	620,547
Costa Rica	336,401	341,490
Dominican Republic	285,610	384,353
Ecuador	161,994	169,164
El Salvador	117,645	68,465
France	4,500	6,000
Germany	97,000	97,000
Guatemala	435,144	457,700
Honduras	110,717	118,109
Jamaica	19,790	16,520
Mexico	886,281	788,893
Nicaragua	22,000	16,820
Panama	401,555	455,405
Paraguay	108,946	116,348
Peru	606,607	511,250
Singapore	28,372	11,655
Switzerland	41,925	44,650
Trinidad and Tobago	139,340	200,000
United States of America	46,711	53,516
Uruguay	223,500	218,500
Total	6,533,322	6,691,749

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

The remaining loan maturities are summarized as follows:

	March 31, 2016	December 31, 2015
Current:
Up to 1 month	894,862	1,031,608
From 1 month to 3 months	1,118,617	1,336,901
From 3 months to 6 months	1,252,746	1,094,885
From 6 months to 1 year	1,275,952	1,170,114
From 1 year to 2 years	974,985	1,000,553
From 2 years to 5 years	921,906	967,416
More than 5 years	43,634	37,943
	6,482,702	6,639,420

Delinquent	22,607	-

Impaired	28,013	52,329
Total	6,533,322	6,691,749

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	March 31, 2016	December 31, 2015

Fixed interest rates	2,985,713	3,177,147
Floating interest rates	3,547,609	3,514,602
Total	6,533,322	6,691,749

As of March 31, 2016 and December 31, 2015, 89 and 90%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

An analysis of credit- impaired balances as of March 31, 2016 and December 31, 2015 is detailed as follows:

	March 31, 2016			2016
	Recorded investment	Unpaid principal balance	Related allowance Stage 3	Average principal loan balance	Interest income recognized
With an allowance recorded:
Private corporations	27,106	4,706	20,652	27,106	11
Middle-market companies	907	907	537	907	66
Total	28,013	5,613	21,189	28,013	77

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

	December 31, 2015			2015
	Recorded investment	Unpaid principal balance	Related allowance Stage 3	Average principal loan balance	Interest income recognized
With an allowance recorded:
Private corporations	51,422	4,706	20,703	9,946	230
Middle-market companies	907	907	448	7,472	49
Total	52,329	5,613	21,151	17,418	279

The following is a summary of information of interest amounts recognized on an effective interest basis on net carrying amount for those financial assets in Stage 3:

	March 31, 2016	March 31, 2015
Interest revenue calculated on the net carrying amount(net of credit allowance)	77	56

The following table presents an aging analysis of the loan portfolio:

March 31, 2016
	91-120 days	121- 150 days	151- 180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total Loans
Corporations	-	-	-	4,706	4,706	7,607	3,759,316	3,771,629
Banking and financial institutions	-	-	-	-	-	-	2,383,082	2,383,082
Middle-market companies	-	-	-	907	907	15,000	362,704	378,611
Total	-	-	-	5,613	5,613	22,607	6,505,102	6,533,322

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

December 31, 2015
	91-120 days	121- 150 days	151- 180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total Loans
Corporations	-	-	-	4,706	4,706	-	3,711,659	3,716,365
Banking and financial institutions	-	-	-	-	-	-	2,587,637	2,587,637
Middle-market companies	-	-	-	907	907	-	386,840	387,747
Total	-	-	-	5,613	5,613	-	6,686,136	6,691,749

As of March 31, 2016 and December 31, 2015 the Bank had credit transactions in the normal course of business with 16%, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of March 31, 2016 and December 31, 2015, approximately 8% and 9%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of March 31, 2016, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

The allowances for expected credit losses related to loans at amortized cost at December 31, 2015 and 2014 as follows:

	Stage 1 (1)	Stage 2 (2) (collectively assessed)	Stage 2 (2) (individually assessed)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	59,214	9,609	-	21,151	89,974
Transfer to lifetime expected credit losses	(3,622)	1,598	2,024	-	-
Transfer to credit-impaired financial assets	-	-	-	-	-
Transfer to 12-month expected credit losses	1,925	(1,963)	-	38	-
Financial assets that have been derecognized during the period	(21,.001)	(2,609)	-	-	(23,610)
Changes due to financial instruments recognized as of December 31, 2015	(22,698)	(2,974)	(2,024)	38	(23,610)
New financial assets originated or purchased	25,753	-	-	-	25,753
Write-offs	-	-	-	-	-
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of March 31, 2016	62,269	6,635	2,024	21,189	92,117

(1)	12-month expected credit losses
(2)	Lifetime expected credit losses
(3)	Credit-impaired financial assets (lifetime expected credit losses)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.6	Loans – at amortized cost (continued)

	Stage 1 (1)	Stage 2 (2) (collectively assessed)	Stage 2 (2) (individually assessed)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2014	37,469	37,564	-	2,654	77,687
Transfer to lifetime expected credit losses	(9,147)	9,147	-	-	-
Transfer to credit-impaired financial assets	-	(24,186)	-	24,186	-
Transfer to 12-month expected credit losses	101	(101)	-	-	-
Financial assets that have been derecognized during the period	(31,774)	(12,815)	-	-	(44,589)
Changes due to financial instruments recognized as of December 31, 2014	(40,820)	(27,955)	-	24,186	(44,589)
New financial assets originated or purchased	62,565	-	-	-	62,565
Write-offs	-	-	-	(5,689)	(5,689)
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of December 31, 2015	59,214	9,609	-	21,151	89,974

(1)	12-month expected credit losses
(2)	Lifetime expected credit losses
(3)	Credit-impaired financial assets (lifetime expected credit losses)

5.7	Instruments with off-balance sheet credit risk

In the normal course of business, to meet the financing needs of its customers, the Bank is party to instruments with off-balance sheet credit risk. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding instruments with off-balance sheet credit risk are as follows:

	March 31, 2016	December 31, 2015
Confirmed letters of credit	57,896	99,031
Stand-by letters of credit and guaranteed – Commercial risk	188,200	158,599
Credit commitments	104,769	189,820
Total	350,865	447,450

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.7	Instruments with off-balance sheet credit risk (continued)

As of March 31, 2016 and December 31, 2015 the remaining maturity profile of the Bank’s outstanding instruments with off-balance sheet credit risk is as follows:

Maturities	March 31, 2016	December 31 2015
Up to 1 year	311,873	424,687
From 1 to 2 years	36,414	22,185
From 2 to 5 years	2,000	-
More than 5 years	578	578
	350,865	447,450

Instruments with off-balance sheet credit risk classified by issuer’s credit quality indicators are as follows:

Rating(1)	March 31, 2016	December 31 2015
1-4	199,758	276,860
5-6	76,107	170,590
7	75,000	-
8	-	-
9	-	-
10	-	-
Total	350,865	447,450

(1) Current ratings as of March 31, 2016 and December 31, 2015, respectively.

Letters of credit and guarantees

The Bank, on behalf of its clients base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the letter of credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its clients and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a client’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

Credit commitments

Commitments to extend credit are binding legal agreements to lend to clients. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.7	Instruments with off-balance sheet credit risk (continued)

As of March 31, 2016 and December 31, 2015 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

	March 31, 2016	December 31 2015
Country:
Argentina	-	10,145
Bolivia	2,042	1,261
Brazil	2,000	17,291
Colombia	104,515	96,085
Dominican Republic	26,334	4,527
Ecuador	53,162	88,585
El Salvador	25	145
Honduras	300	876
Mexico	14,387	46,994
Panama	112,468	136,022
Paraguay	-	43
Peru	9,562	19,018
Singapore	25,000	25,000
Switzerland	1,000	1,000
United Kingdom	70	70
Uruguay	-	388
Total	350,865	447,450

The allowances for credit losses related to financial instruments with off-balance sheet credit risk at December 31, 2015 and 2014 as follows:

	Stage 1 (1)	Stage 2 (2) (collectively assessed)	Stage 2 (2) (individually assessed)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	2,914	333	2,177	-	5,424
Transfer to lifetime expected credit losses	(610)	126	484	-	-
Transfer to credit-impaired financial assets	-	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Financial assets that have been derecognized during the period	(2,023)	-	-	-	(2,023)
Changes due to financial instruments recognized as of December 31, 2015	(2,633)	126	484	-	(2,023)
New financial assets originated or purchased	1,111	-	-	-	1,111
Write-offs	-	-	-	-	-
Changes in models/risk parameters	-	-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of March 31, 2016	1,392	459	2,661	-	4,512

(1)	12-month expected credit losses
(2)	Lifetime expected credit losses
(3)	Credit-impaired financial assets (lifetime expected credit losses)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.7	Instruments with off-balance sheet credit risk (continued)

	Stage 1 (1)	Stage 2 (2) (collectively assessed)	Stage 2 (2) (individually assessed)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2014	7,079	2,794	-	-	9,873
Transfer to lifetime expected credit losses	-	(2,177)	2,177	-	-
Transfer to credit-impaired financial assets	-	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-	-
Financial assets that have been derecognized during the period	(6,908)	(284)	-	-	(7,192)
Changes due to financial instruments recognized as of December 31, 2014	(6,908)	(2,461)	2,177	-	(7,192)
New financial assets originated or purchased	2,743	-	-	-	2,743
Write-offs	-	-	-	-	-
Changes in models/risk parameters		-	-	-	-
Foreign exchange and other movements	-	-	-	-	-
Allowance for expected credit losses as of December 31, 2015	2,914	333	2,177	-	5,424

(1)	12-month expected credit losses
(2)	Lifetime expected credit losses
(3)	Credit-impaired financial assets (lifetime expected credit losses)

The reserve for expected credit losses on off-balance sheet credit risk reflects the Bank’s Management estimate of expected credit losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.8	Derivative financial instruments for hedging purposes

As of March 31, 2016 and December 31, 2015, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	March 31, 2016
	Nominal	Carrying amount of the hedging instrument		Changes in fair value used for calculating hedge
	Amount	Asset	Liability	ineffectiveness
Fair value hedges:
Interest rate swaps	876,114	12,824	2,249	11,680
Cross-currency interest rate swaps	233,427	3,556	17,390	(37,222)
Cash flow hedges:
Interest rate swaps	600,000	126	3,780	(5,678)
Cross-currency interest rate swaps	59,498	2,484	-	2,463
Forward foreign exchange	284,993	2,531	7,407	(3,029)
Net investment hedges:
Forward foreign exchange	3,898	-	539	(511)
Total	2,057,930	21,520	31,365	(31,786)

	December 31, 2015
	Nominal	Carrying amount of the hedging instrument		Changes in fair value used for calculating hedge
	Amount	Asset	Liability	ineffectiveness
Fair value hedges:
Interest rate swaps	886,631	2,549	1,444	647
Cross-currency interest rate swaps	214,067	322	23,710	14,731
Cash flow hedges:
Interest rate swaps	870,000	230	2,254	(258)
Cross-currency interest rate swaps	75,889	374	395	215
Forward foreign exchange	247,869	3,925	2,058	1,867
Net investment hedges:
Forward foreign exchange	3,818	-	28	28
Total	2,298,274	7,400	29,889	17,230

The hedging instruments presented in the tables above are located in the line item in the statement of financial position at fair value - Derivative financial instruments used for hedging – receivable or at fair value – Derivative financial instruments used for hedging – payable.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.8	Derivative financial instruments for hedging purposes (continued)

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of profit or loss are presented below:

	March 31, 2016
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(1,618)	Gain (loss) on interest rate swap	-	(578)
Cross-currency interest rate swaps	2,787	Gain (loss) on foreign currency exchange	-	(64)
		Interest income – loans	(752)	-
Forward foreign exchange	(1,214)	Interest income – securities at FVOCI	(220)	-
		Interest income – loans	-	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	177	-
		Gain (loss) on foreign currency exchange	3,940	-
Total	(45)		2,503

Derivatives – net investment hedge
Forward foreign exchange	-
Total	-		-	-

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.8	Derivative financial instruments for hedging purposes (continued)

	March 31, 2015
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(1,139)	Gain (loss) on interest rate swap	-	-
Cross-currency interest rate swaps	959	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	-	-
Forward foreign exchange	1,551	Interest income – securities at FVOCI	(197)	-
		Interest income – loans	(246)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	-	-
		Gain (loss) on foreign currency exchange	3,011	-
Total	1,371		2,586

Derivatives – net investment hedge
Forward foreign exchange	840		-	-
Total	840		-	-

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.9	5.8 Derivative financial instruments for hedging purposes (continued)

The Bank recognized in the consolidated statement of profit or loss the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

	March 31, 2016
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(198)	426	228
	Interest income – loans	(36)	831	795
	Interest expenses – borrowings and debt	1,679	(7,063)	5,384
	Derivative financial instruments and hedging	(7,186)	8,208	1,022
Cross-currency interest rate swaps	Interest income – loans	(42)	119	77
	Interest expenses – borrowings and debt	(148)	(1,837)	(1,985)
	Derivative financial instruments and hedging	7,131	(6,801)	330
Total		1,200	(6,117)	(4,917)

	March 31, 2015
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(356)	428	72
	Interest income – loans	(113)	1,053	940
	Interest expenses – borrowings and debt	(1,788)	(4,047)	(3,061)
	Derivative financial instruments and hedging	1,014	(1,129)	(115)
Cross-currency interest rate swaps	Interest income – loans	(67)	590	523
	Interest expenses – borrowings and debt	676	(1,788)	(1,112)
	Derivative financial instruments and hedging	(12,286)	13,314	1,028
Total		(10,146)	8,421	(1,725)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.8	Derivative financial instruments for hedging purposes (continued)

For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and vice versa. The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage foreign currency risk. All such positions are hedged with an offsetting contract for the same currency.

The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio. The Bank also uses foreign currency exchange contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign subsidiary. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 7.94 years.

The Bank estimates that during remaining of 2016, approximately $499 reported as losses in OCI as of March 31, 2015 related to forward foreign exchange contracts, are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month period ending December 31, 2016.

The Bank estimates that during remaining of 2016, approximately $221 reported as losses in OCI as of March 31, 2015 related to forward foreign exchange contracts, are expected to be reclassified into interest income as an adjustment to yield of hedged securities during the twelve-month period ending December 31, 2016.

The Bank estimates that during remaining of 2016, approximately $344 reported as losses in OCI as of March 31, 2015 related to forward foreign exchange contracts, are expected to be reclassified into interest income as an adjustment to yield of hedged deposits during the twelve-month period ending December 31, 2016.

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Forward foreign exchange contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments at FVTPL as disclosed in Note 5.1.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.9	Offsetting of financial assets and liabilities

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standards agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The International Swaps and Derivatives Association master agreement (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the consolidated statement of financial position. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Bank or the counterparties or following other predetermined events.

The following tables summarize financial assets and liabilities that have been offset in the consolidated statement of financial position or are subject to master netting agreements:

a)	Derivative financial instruments – assets

March 31, 2016
		Gross amounts offset in the consolidated	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	consolidated statement of financial position	Financial instruments	Cash Collateral received	Net Amount
Derivative financial instruments	21,521	-	21,521	-	(690)	20,831
Total	21,521	-	21,521	-	(690)	20,831

December 31, 2015
		Gross amounts offset in the consolidated	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	consolidated statement of financial position	Financial instruments	Cash Collateral received	Net Amount
Derivative financial instruments	7,400	-	7,400	-	(690)	6,710
Total	7,400	-	7,400	-	(690)	6,710

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial instruments (continued)

5.9	Offsetting of financial assets and liabilities (continued)

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position as of March 31, 2016 and December 31, 2015:

	March 31, 2016
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position

Derivative financial instruments:
Derivative financial instruments used for hedging – receivable	21,521	-	21,521
Total derivative financial instruments	21,521	-	21,521

	December 31, 2015
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position

Derivative financial instruments:
Derivative financial instruments used for hedging – receivable	7,400	-	7,400
Total derivative financial instruments	7,400	-	7,400

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial Instruments (continued)

5.9	Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities

March 31, 2016
	Gross	Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Securities sold under repurchase agreements	145,616	-	145,616	145,616	-	-
Financial liabilities at FVTPL	-	-	-	-	-	-
Derivative financial instruments - hedging	31,364	-	31,364	-	(25,238)	6,126
Total	176,980	-	176,980	145,616	(25,238)	6,126

December 31, 2015
	Gross	Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Securities sold under repurchase agreements	114,084	-	114,084	(111,620)	(2,463)	1
Financial liabilities at FVTPL	89	-	89	-	-	89
Derivative financial instruments - hedging	29,889	-	29,889	-	(26,899)	2,990
Total	144,062	-	144,062	(111,620)	(29,362)	3,080

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

5.	Financial Instruments (continued)

5.9	Offsetting of financial assets and liabilities (continued)

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position as of March 31, 2016 and December 31, 2015:

	March 31, 2016
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position
Securities sold under repurchase agreements	145,616	-	145,616
Derivative financial instruments:
Financial liabilities at FVTPL
Derivative financial instruments used for hedging – payable	31,364	-	31,364
Total derivative financial instruments	31,364	-	31,364

	December 31, 2015
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position
Securities sold under repurchase agreements	114,084	-	114,084
Derivative financial instruments:
Financial liabilities at FVTPL	89	-	89
Derivative financial instruments used for hedging – payable	29,889	-	29,889
Total derivative financial instruments	29,978	-	29,978

6.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

	March 31, 2016	December 31 2015
Demand	123,646	243,839
Up to 1 month	158,700	1,492,175
From 1 month to 3 months	743,042	475,611
From 3 month to 6 months	293,667	319,995
From 6 month to 1 year	1,754,324	263,849
	3,073,379	2,795,469

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

6.	Deposits (continued)

The following table presents additional information regarding the Bank’s deposits:

	March 31, 2016	December 31 2015
Aggregate amounts of time deposits of $100,000 or more	3,072,859	2,794,912
Aggregate amounts of deposits in the New York Agency	226,917	235,203
Interest expense paid to deposits in the New York Agency	388	292

7.	Other assets

Following is a summary of other assets as of March 31, 2016 and December 31, 2015:

	March 31, 2016	December 31 2015

Accounts receivable	6,252	6,428
Equity investment in a private fund (at cost)	530	530
IT projects under development	5,978	4,952
Other	16,352	3,884
	29,112	15,794

8.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $145.6 million and $114.4 million, as of March 31, 2016 and December 31, 2015, respectively.

During the periods ended March 31, 2016 and 2015, interest expense related to financing transactions under repurchase agreements totaled $270, and $662, respectively, corresponding to interest expense generated by the financing contracts under repurchase agreements. These expenses are included in the interest expense – short-term borrowings and debt line in the consolidated statements of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

9.	Borrowings and debt

9.1	Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, together with contractual interest rates, is as follows:

	March 31, 2016	December 31 2015
Short-term Borrowings:
At fixed interest rates	425,997	983,245
At floating interest rates	590,000	871,522
Total borrowings	1,015,997	1,854,767

Short-term Debt:
At fixed interest rates	481,533	525,590
At floating interest rates	-	50,000
Total debt	481,533	575,590
Total short-term borrowings and debt	1,497,530	2,430,357

Average outstanding balance during the period	1,764,967	2,266,864
Maximum balance at any month-end	1,876,322	2,856,507
Range of fixed interest rates on borrowing and debt in U.S. dollars	0.83% a 1.27%	0.53% to 1.21%
Range of floating interest rates on borrowing and debt in U.S. dollars	-	0.67% to 1.24%
Range of fixed interest rates on borrowing in Mexican pesos	4.66%	3.76% to 3.98%
Range of floating interest rate on borrowing in Mexican pesos	-	3.90% to 4.17%
Range of fixed interest rate on debt in Japanese yens	0.31%	0.31% to 0.33%
Weighted average interest rate at end of the period	1.07%	0.93%
Weighted average interest rate during the period	1.00%	0.85%

The balances of short-term borrowings and debt by currency, is as follows:

	March 31, 2016	December 31 2015
Currency
US dollar	1,486,100	2,402,701
Mexican peso	6,097	14,366
Japanese yen	5,333	13,290
Total	1,497,530	2,430,357

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

9.	Borrowings and debt (continued)

9.2	Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium Term Notes Program (“EMTN”) as well as public issuances in the Mexican market. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates gross of prepaid commission of $7,196 and $7,017 as of March 31, 2016 and December 31, 2015, respectively, is as follows:

	March 31, 2016	December 31 2015
Long-term Borrowings:
At fixed interest rates with due dates from September 2016 to October 2020	73,465	113,039
At floating interest rates with due dates from November 2016 to December 2020	708,091	695,837
Total borrowings	781,556	808,876

Long-term Debt:
At fixed interest rates with due dates from March 2016 to March 2024	936,992	929,998
At floating interest rates with due dates from July 2016 to January 2018	150,273	149,956
Total debt	1,087,265	1,079,954
Total long-term borrowings and debt outstanding	1,868,821	1,888,830

Average outstanding balance during the period	1,688,132	1,589,451
Maximum outstanding balance at any month – end	1,871,864	1,888,830
Range of fixed interest rates on borrowing and debt in U.S. dollars	1.01% a 3.75%	1.01% to 3.75%
Range of floating interest rates on borrowing and debt in U.S. dollars	0.92% a 2.18%	0.84% to 1.95%
Range of fixed interest rates on borrowing in Mexican pesos	4.30% a 5.95%	4.30% to 5.95%
Range of floating interest rates on debt in Mexican pesos	4.45% a 5.45%	3.93% to 5.45%
Range of fixed interest rate on debt in Japanese yens	0.50% a 0.81%	0.50% to 0.81%
Range of fixed interest rate on debt in Euros	0.40% a 3.75%	0.40% to 3.75%
Weighted average interest rate at the end of the period	2.71%	2.62%
Weighted average interest rate during the period	2.68%	2.65%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

9.	Borrowings and debt (continued)

9.2	Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, is as follows:

	March 31, 2016	December 31 2015
Currency
US dollar	1,572,857	1,599,233
Mexican peso	150,694	153,332
Japanese yen	26,783	25,035
Euro	118,487	111,230
Total	1,868,821	1,888,830

The Bank's funding activities include: (i) EMTN, which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes “Certificados Bursatiles” Program (the “Mexico Program”) in the Mexican local market, registered with the Mexican National Registry of Securities maintained by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of March 31, 2016, the Bank was in compliance with all covenants.

The future remaining maturities of long-term borrowings and debt outstanding as of March 31, 2016, are as follows:

Outstanding
Due in
2016	159,616
2017	590,420
2018	505,801
2019	191,914
2020	359,518
2024	61,552
1,868,821

10.	Other liabilities

	March 31, 2016	December 31 2015
Accruals and other accumulated expenses	4,217	9,676
Dividends payable	146	146
Accounts payable	13,679	11,096
Others	3,272	3,426
	21,314	24,344

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

11.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	March 31, 2016	March 31, 2015
Profit for the period for both basic and diluted EPS	23,438	28,868

Basic earnings per share	0.60	0.74
Diluted earnings per share	0.60	0.74

Weighted average common shares outstanding - applicable to basic	38,997	38,805

Effect of dilutive securities:
Stock options and restricted stock units plans	124	53
Adjusted weighted average common shares outstanding applicable to diluted EPS	39,121	38,858

12.	Capital and Reserves

Common stock

The Bank’s common stock is divided into four categories:

1)	“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	“Class B”; shares may only be issued to banks or financial institutions.
3)	“Class E”; shares may be issued to any person whether a natural person or a legal entity.
4)	“Class F”; may only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, at a rate of one-to-one.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

12.	Capital and Reserves (continued)

Common stock (continued)

The following table provides detailed information on the Bank’s common stock activity per class for each of the periods in the three-month period ended March 31, 2016:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000
Outstanding at January 1, 2015	6,342,189	2,479,050	29,956,100	-	38,777,339
Exercised stock options - compensation plans	-	-	(68,959)	-	(68,959)
Restricted stock units – vested	-	-	(63,820)		(63,820)
Outstanding at March 31, 2015	6,342,189	2,479,050	29,823,321	-	38,644,560

Outstanding at January 31, 2016	6,342,189	2,474,469	30,152,247	-	38,968,905
Exercised stock options - compensation plans	-	-	-	-	-
Restricted stock units – vested	-	-	91,454	-	91,454
Outstanding at December 31, 2015	6,342,189	2,474,469	30,243,701	-	39,060,359

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2015	318,140	10,708	589,174	16,242	2,295,186	50,677	3,202,500	77,627
Exercised stock options - compensation plans	-	-	-	-	(68,959)	(1,523)	(68,959)	(1,523)
Restricted stock units – vested	-	-	-	-	(63,820)	(1,409)	(63,820)	(1,409)
Outstanding at March 31, 2015	318,140	10,708	589,174	16,242	2,162,407	47,745	3,069,721	74,695

Outstanding at January 1, 2016	318,140	10,708	589,174	16,242	2,103,620	46,447	3,010,934	73,397
Exercised stock options - compensation plans	-	-	-	-	-	-	-	-
Restricted stock units - vested	-	-	-	-	(64,870)	(1,433)	(64,870)	(1,433)
Outstanding at March 31, 2016	318,140	10,708	589,174	16,242	2,038,750	45,014	2,946,064	71,964

Reserves

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk. As of March 31, 2016, the Bank’s total capital adequacy ratio is 16.62% which is in compliance with the minimum capital adequacy ratios required by the Banking Law in the Republic of Panama.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

12.	Capital and Reserves (continued)

Restriction on retained earnings

As of March 31, 2016 and 2015, $45.9 million $8.3 million, respectively of retained earnings are restricted from dividend distribution for purposes of complying with local regulatory requirements.

Additional paid-in capital

As of March 31 2016 and 2015, the additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

13.	Business segment information

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis.

The Bank’s net interest income represents the main driver of profits; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, such as for financial instruments at fair value through OCI and financial instruments at fair value through profit or loss, which are included in net other income, in the Treasury Segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Business Segment.

The Commercial Business Segment incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans, acceptances and contingencies. Profits from the Commercial Business Segment include net interest income from loans, fee income, impairment loss from expected credit losses on loans at amortized cost and off-balance sheet financial instruments, and allocated expenses.

The Treasury Business Segment incorporates deposits in banks and all of the Bank’s financial instruments at fair value through profit or loss, financial instruments at fair value through OCI and securities at amortized cost. Profits from the Treasury Business Segment include net interest income from deposits with banks, financial instruments at fair value through OCI and securities at amortized cost, derivative financial instruments foreign currency exchange, gain (loss) for financial instrument at fair value through profit or loss, gain (loss) for financial instrument at fair value through OCI, impairment loss for expected credit losses on investment securities, other income and allocated expenses.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

13.	Business segment information (continued)

The following table provides certain information regarding the Bank’s operations by segment:

	Period ended March 31
	2016(1)	2015(1)
Commercial
Interest income	58,253	50,957
Interest expense	(23,037)	(19,907)
Net interest income	35,216	31,050
Net other income (2)	2,819	2,672
Impairment loss from expected credit losses on loans at amortized cost	(1,230)	(75)
Expenses	(9,578)	(10,440)
Profit for the period	27,227	23,207
Commercial assets and contingencies (end of period balances):
Interest-earning assets (3 and 5)	6,524,744	6,561,095
Other assets and contingencies (4)	462,790	-
Total interest-earning assets, other assets and contingencies	6,987,534	6,561,095

Treasury
Interest income	2,905	2,697
Interest expense	1,397	2,078
Net interest income	4,302	4,775
Net other income (2)	(5,302)	3,728
Impairment loss for expected credit losses on investment securities	(7)	830
Expenses	(2,782)	(2,672)
Profit for the period	(3,789)	6,661
Treasury assets and contingencies (end of period balances):
Interest-earning assets (5)	1,102,706	1,396,431
Total interest-earning assets, other assets and contingencies	1,102,706	1,396,431

Combined business segment total
Interest income	61,158	53,654
Interest expense	(21,640)	(17,829)
Net interest income	39,518	35,825
Net other income (2)	(2,483)	6,400
Impairment loss from expected credit losses on loans at amortized cost	(1,230)	(75)
Impairment loss from expected credit losses on investment securities	(7)	830
Expenses	(12,360)	(13,112)
Profit for the period	23,438	29,868

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income consists of other income including gains (loss) per financial instrument at FVTPL and FVOCI, derivative instruments and foreign currency exchange.
(3)	Includes loans at amortized cost, net of unearned interest and deferred fees.
(4)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments.
(5)	Includes cash and due from banks, interest-bearing deposits with banks, financial instruments at fair value through OCI and financial instruments at amortized cost and financial instruments to fair value to profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

13.	Business segment information (continued)

	Period ended March 31
	2016(1)	2015(1)
Total assets and contingencies (end of period balances):
Interest-earning assets (3 and 5)	7,627,450	7,957,526
Other assets and contingencies (4)	462,790	-
Total interest-earning assets, other assets and contingencies	8,090,240	7,957,526

(6)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(7)	Net other income consist of other income including gains (loss) per financial instrument at FVTPL and FVOCI, derivative instruments and foreign currency exchange.
(8)	Includes loans at amortized cost, net of unearned interest and deferred fees.
(9)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments.
(10)	Includes cash and due from banks, interest-bearing deposits with banks, financial instruments at fair value through OCI and financial instruments at amortized cost and financial instruments to fair value to profit or loss.

	Period ended March 31
	2016	2015
Reconciliation of total assets:
Interest-earning assets – business segment	7,627,450	7,957,526
Allowance for expected credit losses on loans at amortized cost	(92,117)	(73,369)
Customers’ liabilities under acceptances	29,657	659
Intangibles	415	(144)
Accrued interest receivable	47,736	40,783
Property and equipment, net	5,793	7,757
Derivative financial instruments used for hedging - receivable	21,521	13,682
Other assets	29,112	8,029
Total assets – consolidated financial statements	7,669,567	7,954,923

14.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in IFRS 13 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

14.	Fair value of financial instruments (continued)

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

When there has been a significant decrease in the volume or level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Financial instruments at FVTPL and FVOCI

Financial instruments at FVTPL are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Financial instruments at FVOCI are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

When quoted prices are available in an active market, financial instruments at FVOCI and financial instruments at FVTPL are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within level 2 of the fair value hierarchy

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

14.	Fair value of financial instruments (continued)

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the Overnight Index Swap (“OIS”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant OIS curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

Transfer of financial assets

Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and its fair value at the date of transfer. The fair value of instruments is determined based upon quoted market prices when available, or are based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial positions using the fair value hierarchy are described below:

	March 31, 2016
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI:
Corporate debt	64,029	8,305	-	64,029
Sovereign debt	110,055	-	-	110,055
Total securities at fair value through OCI	165,779	8,305	-	174,084
Financial instruments at FVTPL
Investment funds	-	49,327	-	49,327
Total financial instruments at FVTPL	-	49,327	-	49,327
Derivative financial instruments used for hedging – receivable
Interest rate swaps	-	12,950	-	12,950
Cross-currency interest rate swaps	-	6,040	-	6,040
Forward foreign exchange	-	2,531	-	2,531
Total derivative financial instrument used for hedging – receivable	-	21,521	-	21,521
Total financial assets at fair value	165,779	79,153	-	244,932

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

14.	Fair value of financial instruments (continued)
	March 31, 2016
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Liabilities
Financial instruments at FVTPL:
Interest rate swaps	-	-	-	-
Cross-currency interest rate swaps	-	-	-	-
Forward foreign exchange	-	-	-	-
Total financial instruments at FVTPL	-	-	-	-
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	6,029	-	6,029
Cross-currency interest rate swaps	-	17,390	-	17,390
Forward foreign exchange	-	7,945	-	7,945
Total derivative financial instruments used for hedging – payable	-	31,364	-	31,364
Total financial liabilities at fair value	-	31,364	-	31,364

	December 31, 2015
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI
Corporate debt	76,091	8,724	-	84,815
Sovereign debt	56,988	-	-	56,988
Total securities at fair value through OCI	133,079	8, 724	-	141,803
Financial instruments at FVTPL
Investment funds	-	53,411	-	53,411
Total financial instruments at FVTPL	-	53,411	-	53,411
Derivative financial instruments used for hedging – receivable
Interest rate swaps	-	2,779	-	2,779
Cross-currency interest rate swaps	-	696	-	696
Forward foreign exchange	-	3,925	-	3,925
Total derivative financial instrument used for hedging – receivable	-	7,400	-	7,400
Total financial assets at fair value	133,079	69,535	-	202,614

Liabilities
Financial instruments at FVTPL:
Interest rate swaps	-	15	-	15
Forward foreign exchange	-	74	-	74
Total financial instruments at FVTPL	-	89	-	89
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	3,698	-	3,698
Cross-currency interest rate swaps	-	24,105	-	24,105
Forward foreign exchange	-	2,086	-	2,086
Total derivative financial instruments used for hedging – payable	-	29,889	-	29,889
Total financial liabilities at fair value	-	29,978	-	29,978

(a ) Level 1: Quoted market prices in an active market.

(b) Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.

(c) Level 3: Internally developed models with significant unobservable market information.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

14.	Fair value of financial instruments (continued)

The following information should not be interpreted as an estimate of the fair value of the Bank. Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, accrued interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to approximate fair value. These instruments are classified in Level 2.

Securities at amortized cost

The fair value has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 1 and 2.

Loans at amortized cost

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant period. These assets are classified in Level 2.

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements, taking into account the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

Commitments to extend credit, stand-by letters of credit, and financial guarantees written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements which consider the counterparty risks; the fair value is calculated based on the present value of the premium to be received or a specific allowance for expected credit losses on off-balance sheet credit contingencies, whichever is greater. These commitments are classified in Level 3. Fair value of these instruments is provided for disclosure purposes only.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

14.	Fair value of financial instruments (continued)

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	March 31, 2016
	Carrying value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value	848,798	848,798	-	848,798	-
Securities at amortized cost	105,490	104,406	79,353	25,053	-
Loans at amortized cost (1)	6,432,626	6,544,046	-	6,544,046	-

Financial liabilities
Instruments with carrying value that approximates fair value	2,956,554	2,642,779	-	2,642,779	-
Short-term borrowings and debt	1,811,304	1,810,254	-	1,810,255	-
Long-term borrowings and debt	1,868,820	1,882,396	-	1,882,396	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	6,150	5,319	-	-	5,319

	December 31, 2015
	Carrying value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value	1,360,522	1,360,522	-	1,360,522	-
Securities at amortized cost	108,215	101,726	76,673	25,053	-
Loans at amortized cost (1)	6,592,471	6,727,045	-	6,727,045	-

Financial liabilities
Instruments with carrying value that approximates fair value	2,678,806	2,678,806	-	2,678,806	-
Short-term borrowings and debt	2,430,357	2,428,513	-	2,428,513	-
Long-term borrowings and debt	1,881,813	1,904,231	-	1,904,231	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	10,638	11,962	-	-	11,962

(a)	Level 1: Quoted market prices in an active market.
(b)	Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.
(c)	Level 3: Internally developed models with significant unobservable market information.

(1)	The carrying value of loans is net of the allowance for expected credit losses of $92.1 million and unearned interest and deferred fees of $8.6 million for March 31, 2016; allowance for expected credit losses of $89.9 million and unearned interest and deferred fees of $89.3 million for December 31, 2015.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

15.	Accumulated other comprehensive income (loss)

As of March 31, 2016 and 2015, the breakdown of accumulated other comprehensive income (loss) related to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments at FVOCI	Derivative financial instruments	Foreign currency translation adjustments, net of hedges	Total
Balance as of January 1, 2016	(8,931)	(1,750)	-	(10,681)
Net unrealized gain (loss) arising from the period	2,900	(1,099)	-	1,801
Reclassification adjustment for (gains) loss included in the profit of the period (1)	528	(321)	-	207
Foreign currency translation adjustment, net	-	-	-	-
Other comprehensive income (loss) from the period	3,428	(1,420)	-	2,008
Balance as of March 31, 2016	(5,503)	(3,170)	-	(8,673)

Balance as of January 1, 2015	(6,817)	(1,020)	-	(7,837)
Net unrealized gain (loss) arising from the period	971	(2,735)		(1,764)
Reclassification adjustment for (gains) loss included in the profit of the period (1)	(922)	1,478		556
Foreign currency translation adjustment, net	-	-	-	-
Other comprehensive income (loss) from the period	49	(1,257)	-	(1,208)
Balance as of March 31, 2015	(6,768)	(2,277)	-	9,045

(1) Reclassification adjustments include amounts recognized in profit of the period that had been part of other comprehensive income (loss) in this and previous periods.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

15.	Accumulated other comprehensive income (loss) (continued)

The following table presents amounts reclassified from other comprehensive income to the profit of the period:

March 31, 2016
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	(221)	Interest income – financial instruments at FVOCI
	50	Net gain on sale of financial instruments at FVOCI
	(357)	Derivative financial instruments and hedging
	(528)

Gains (losses) on derivative financial instruments:
Forward foreign exchange	(751)	Interest income - loans
	177	Interest expense – borrowings and deposits
	264	Net gain (loss) on foreign currency exchange
Interest rate swaps	578	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	54	Net gain (loss) on cross-currency interest rate swap
	322

March 31, 2015
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	1	Interest income – financial instruments at FVOCI
	1,118	Net gain on sale of financial instruments at FVOCI
	(197)	Derivative financial instruments and hedging
922

Gains (losses) on derivative financial instruments:
Forward foreign exchange	246	Interest income - loans
	-	Interest expense - borrowings
	1,232	Net gain (loss) on foreign currency exchange
Interest rate swaps	-	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	-	Net gain (loss) on cross-currency swaps
1,478

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

16.	Fees and commissions for banking services

	March 31 2016	March 31 2015
Commission Income – Loans & commitments	252	711
Commission Income - Letters of credit	1,639	1,482
Commission Income - Arrangements	482	107
Total	2,373	2,300

17.	Net gain or (loss) on financial instruments at FVTPL

	March 31 2016	March 31 2015
Net gain on financial liabilities at FVTPL	411	(15)
Net gain on investment funds	(4,594)	2,520
	(4,183)	2,505

18.	Salaries and other employee expenses

	March 31 2016	March 31 2015
Wages and salaries	3,973	4,258
Payroll taxes	864	960
Personnel benefits	2,164	2,335
Share–based payments	879	802
Total	7,880	8,355

19.	Other expenses

	March 31 2016	March 31 2015
Advertising and marketing	215	282
Regulatory Fees	499	550
Rental - office and equipment	727	791
Administrative	1,664	1,380
Other	23	77
Total	3,128	3,080

20.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

21.	Risk management

Risk is inherent in the Bank’s activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process of risk management is critical to the Bank’s continuing profitability and each individual within the Bank is accountable for the risk exposures relating to his or her responsibilities. The Bank is exposed to market, credit, compliance and liquidity risk. It is also subject to country risk and various operating risks.

The Board of Directors is responsible for the overall risk management approach and for approving the risk management strategies and principles. The Board has appointed an Administration Committee which has the responsibility to monitor the overall risk process within the Bank.

The Risk Committee has the overall responsibility for the development of the risk strategy and implementing principles, frameworks, policies and limits. The Risk Committee is responsible for managing risk decisions and monitoring risk levels and reports on a weekly basis to the Supervisory Board.

The Risk Management Unit is responsible for implementing and maintaining risk related procedures to ensure an independent control process is maintained. The unit works closely with the Risk Committee to ensure that procedures are compliant with the overall framework.

The Risk Controlling Unit is responsible for monitoring compliance with risk principles, policies and limits across the Bank. This unit also ensures the complete capture of the risks in risk measurement and reporting systems. Exceptions are reported on a daily basis, where necessary, to the Risk Committee, and the relevant actions are taken to address exceptions and any areas of weakness.

The Bank‘s Assets/Liabilities Committee (ALCO) is responsible for managing the Bank’s assets and liabilities and the overall financial structure. It is also primarily responsible for the funding and liquidity risks of the Bank. The Bank’s policy is that risk management processes throughout the Bank are audited annually by the Internal Audit function, which examines both the adequacy of the procedures and the Bank’s compliance with the procedures. Internal Audit discusses the results of all assessments with management, and reports its findings and recommendations to the Audit Committee.

Risk measurement and reporting systems

The Bank’s risks are measured using a method that reflects both the expected loss likely to arise in normal circumstances and unexpected losses, which are an estimate of the ultimate actual loss based on statistical models. The models make use of probabilities derived from historical experience, adjusted to reflect the economic environment. The Bank also runs worst-case scenarios that would arise in the event that extreme events which are unlikely to occur do, in fact, occur.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

21.	Risk management (continued)

Risk measurement and reporting systems (continued)

Monitoring and controlling risks is primarily performed based on limits established by the Bank. These limits reflect the business strategy and market environment of the Bank as well as the level of risk that the Bank is willing to accept, with additional emphasis on selected industries. In addition, the Bank’s policy is to measure and monitor the overall risk bearing capacity in relation to the aggregate risk exposure across all risk types and activities. Information compiled from all the businesses is examined and processed in order to analyze, control and identify risks on a timely basis. This information is presented and explained to the Board of Directors, the Risk Committee, and the head of each business division. The report includes aggregate credit exposure, credit metric forecasts,  market risk sensitivities, stop losses, liquidity ratios and risk profile changes. On a monthly basis, detailed reporting of industry, customer and geographic risks takes place. Senior management assesses the appropriateness of the allowance for credit losses on a monthly basis. The Supervisory Board receives a comprehensive risk report once a quarter which is designed to provide all the necessary information to assess and conclude on the risks of the Bank. For all levels throughout the Bank, specifically tailored risk reports are prepared and distributed in order to ensure that all business divisions have access to extensive, necessary and up–to–date information.

Risk mitigation

As part of its overall risk management, the Bank uses derivatives and other instruments to manage exposures resulting from changes in interest rates, foreign currencies, equity risks, credit risks, and exposures arising from forecast transactions.

In accordance with the Bank’s policy, its risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Bank. The effectiveness of hedges is assessed by the Risk Controlling Unit (based on economic considerations rather than the IFRS hedge accounting regulations). The effectiveness of all the hedge relationships is monitored by the Risk Controlling Unit quarterly. In situations of ineffectiveness, the Bank will enter into a new hedge relationship to mitigate risk on a continuous basis.

Risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Bank’s performance to developments affecting a particular industry or geographical location. In order to avoid excessive concentrations of risk, the Bank’s policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly. Selective hedging is used within the Bank to manage risk concentrations at both the relationship and industry levels.

The Bank has exposure to the following risk from financial instruments:

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

21.	Risk management (continued)

21.1	Credit Risk

Credit risk is the risk that the Bank will incur a loss because its customers or counterparties fail to discharge their contractual obligations. The Bank manages and controls credit risk by setting limits on the amount of risk it is willing to accept for individual counterparties and for geographical and industry concentrations, and by monitoring exposures in relation to such limits.

The Bank has established a credit quality review process to provide early identification of possible changes in the creditworthiness of counterparties, including regular collateral revisions. Counterparty limits are established by the use of a credit risk classification system, which assigns each counterparty a risk rating. Risk ratings are subject to regular revision. The credit quality review process aims to allow the Bank to assess the potential loss as a result of the risks to which it is exposed and take corrective action.

Individually assessed allowances

The Bank determines the allowances appropriate for each individually significant loan or advance on an individual basis, taking into account any overdue payments of interests, credit rating downgrades, or infringement of the original terms of the contract. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance if it is in a financial difficulty, projected receipts and the expected payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral and the timing of the expected cash flows. Allowances for losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances and for debt investments at amortized costs that are not individually significant and for individually significant loans and advances that have been assessed individually and found not to be impaired.

The Bank generally bases its analyses on historical experience and prospective information. However, when there are significant market developments, regional and/or global, the Bank would include macroeconomic factors within its assessments. These factors include, depending on the characteristics of the individual or collective assessment: unemployment rates, current levels of bad debt, changes in the law, changes in regulation, bankruptcy trends, and other consumer data. The Bank may use the aforementioned factors as appropriate to adjust the impairment allowances.

Allowances are evaluated separately at each reporting date with each portfolio. The collective assessment is made for groups of assets with similar risk characteristics, in order to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident in the individual loans assessments. The collective assessment takes account of data from the loan portfolio (such as historical losses on the portfolio, levels of arrears, credit utilization, loan to collateral ratios and expected receipts and recoveries once impaired) or economic data (such as current economic conditions, unemployment levels and local or industry–specific problems). The approximate delay between the time a loss is likely to have been incurred and the time it will be identified as requiring an individually assessed impairment allowance is also taken into consideration. Local management is responsible for deciding the length of this period. The impairment allowance is then reviewed by credit management to ensure alignment with the Bank’s overall policy.

Financial guarantees and letters of credit are assessed in a similar manner as for loans.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

21.	Risk management (continued)

21.1	Credit risk (continued)

Derivative financial instruments

Credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded on the statement of financial position at fair value.

With gross–settled derivatives, the Bank is also exposed to a settlement risk, being the risk that the Bank honors its obligation, but the counterparty fails to deliver the counter value.

Credit–related commitments risks

The Bank makes available to its customers guarantees that may require that the Bank makes payments on their behalf and enters into commitments to extend credit lines to secure their liquidity needs. Letters of credit and guarantees (including standby letters of credit) commit the Bank to make payments on behalf of customers in the event of a specific act, generally related to the import or export of goods. Such commitments expose the Bank to similar risks to loans and are mitigated by the same control processes and policies.

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are in place covering the acceptability and valuation of each type of collateral.

The main types of collateral obtained are, as follows:

-	For commercial lending, charges over real estate properties, inventory and trade receivables

The Bank also obtains guarantees from parent companies for loans to their subsidiaries. Management monitors the market value of collateral and will request additional collateral in accordance with the underlying agreement. It is the Bank’s policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Bank does not occupy repossessed properties for business use.

The Bank also makes use of master netting agreements with counterparties with whom a significant volume of transactions are undertaken. Such arrangements provide for single net settlement of all financial instruments covered by the agreements in the event of default on any one contract. Master netting arrangements do not normally result in an offset of balance–sheet assets and liabilities unless certain conditions for offsetting.

Although master netting arrangements may significantly reduce credit risk, it should be noted that:

-	Credit risk is eliminated only to the extent that amounts due to the same counterparty will be settled after the assets are realized

-	The extent to which overall credit risk is reduced may change substantially within a short period because the exposure is affected by each transaction subject to the arrangement.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

21.	Risk management (continued)

21.2	Liquidity risk

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Bank maintains its liquid assets mainly in demand deposits, overnight funds and time deposits with well-known international banks. These liquid assets are adequate to cover 24-hour deposits from customers, which theoretically could be withdrawn on the same day. As of March 31, 2016 and December 31, 2015, the Bank’s 24-hour deposits from customers (demand deposit accounts and call deposits) amounted to $244 million, $84 million, and $63 million, respectively; representing 9%, 3% and 3% of the Bank’s total deposits, for each period reported. The liquidity requirement resulting from these maturities is satisfied by the Bank’s liquid assets, which as of March 31, 2016 and December 31, 2015 were $1,267 million, $741 million, and $831 million, respectively (representing 45%, 30% and 35% of total deposits, respectively) of which $50 million, $20 million and $60 million corresponds to time deposits for each period reported.

As established by the Bank’s liquidity policy, the Bank’s liquid assets are held in the form of interbank deposits with reputable international banks that have A1, P1, or F1 ratings from two of the major internationally – recognized rating agencies and are primarily located outside of the Region. These banks must have a correspondent relationship with the Bank. In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, including Euro certificates of deposit, commercial paper, bankers’ acceptances and other liquid instruments with maturities of up to three years. These instruments must be of investment grade quality A or better and must have a liquid secondary market.

The Bank performs daily reviews, controls and periodic stress tests on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and to monitor the liquidity level according to the macroeconomic environment. The Bank determines the level of liquid assets to be held on a daily basis, adopting a Liquidity Coverage Ratio methodology referencing the Basel Committee guidelines. Additionally, specific limits have been established to control (1) cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports, and (2) concentrations of deposits taken from any client or economic group maturing in one day and total maximum deposits maturing in one day.

The Bank follows a Contingent Liquidity Plan. The plan contemplates the regular monitoring of several quantified internal and external reference benchmarks (such as deposit level, quality of assets, Emerging Markets Bonds Index Plus, cost of funds, LIBOR-OIS spread and market interest rates), which in cases of high volatility would trigger implementation of a series of precautionary measures to reinforce the Bank’s liquidity position. In the Bank’s opinion, its liquidity position is adequate for the Bank’s present requirements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

21.	Risk management (continued)

21.2	Liquidity risk (continued)

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade.

The following table details the Banks’s assets and liabilities grouped by its remaining maturity with respect to the contractual maturity:

	March 31, 2016
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without maturity	Total
Assets
Cash and cash equivalent	771,406	-	-	-	-	-	771,406
Investment securities	71,618	21,850	14,413	101,920	72,173	49,327	331,301
Loans at amortized cost	1,961,601	1,066,347	1,024,654	2,333,556	147,164	-	6,533,322
Unearned interest & deferred fees	(764)	(1,154)	(1,190)	(4,793)	(678)	-	(8,579)
Allowance for expected credit losses	-	-	-	-	-	(92,117)	(92,117)
Other assets	66,190	29,561	3,469	13,446	530	21,033	134,234
Total	2,870,056	1,116,604	1,041,346	2,444,129	219,189	(21,757)	7,669,567

Liabilities
Deposits in Banks	2,414,095	439,284	220,000	-	-	-	3,073,379
Other liabilities	1,169,701	545,387	161,428	1,659,283	77,352	-	3,613,152
Total	3,583,796	984,671	381,428	1,659,283	77,352	-	6,686,531

Net position	(713,740)	131,933	659,918	784,846	141,837	(21,757)	983,036

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

21.	Risk management (continued)

21.2	Liquidity risk (continued)

	December 31, 2015
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without maturity	Total
Assets
Cash and cash equivalent	1,299,966	-	-	-	-	-	1,299,966
Investment securities	22,749	13,619	12,953	113,613	87,609	52,886	303,429
Loans at amortized cost	2,390,914	1,094,889	1,188,864	1,973,526	43,556	-	6,691,749
Unearned interest & deferred fees	(722)	(1,163)	(1,477)	(5,454)	(488)	-	(9,304)
Allowance for expected credit losses	-	-	-	-	-	(89,974)	(89,974)
Other assets	54,873	18,889	4,024	5,061	733	6,770	90,350
Total	3,767,780	1,126,234	1,204,364	2,086,746	131,410	(30,318)	8,286,216

Liabilities
Deposits in Banks	2,211,625	319,995	263,849	-	-	-	2,795,469
Other liabilities	1,487,458	862,141	471,232	1,622,937	74,475	573	4,518,816
Total	3,699,083	1,182,136	735,081	1,622,937	74,475	573	7,314,285

Net position	68,697	(55,902)	469,283	463,809	56,935	(30,891)	971,931

21.3	Market risk

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, investment and financial instruments at FVTPL, short- and long-term borrowings and debt, derivatives and trading positions. Among many other market conditions that may shift from time to time are fluctuations in interest rates and currency exchange rates, changes in the implied volatility of interest rates and changes in securities prices, due to changes in either market perception or actual credit quality of either the relevant issuer or its country of origin. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

21.	Risk management (continued)

21.3	Market risk (continued)

Interest rate risk

The Bank endeavors to manage its assets and liabilities in order to reduce the potential adverse effects on the net interest income that could be produced by interest rate changes. The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s interest rate risk typically arises from the Bank’s liability sensitive short-term position, which means that the Bank’s interest-bearing liabilities tend to reprice more quickly than the Bank’s interest-earning assets. This is offset by the short-term nature of the Bank’s interest-earning assets, namely liquid assets and loan portfolio, and the fact that most of the assets and liabilities pricing is based on short-term market rates (LIBOR-based) with contractual re-pricing schedules for longer term transactions. As a result, there is a potential adverse impact on the Bank’s net interest income from interest rate increases in the very short term. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (1) changes in net interest income due to a potential impact, given certain movements in interest rates and (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates. Most of the Bank’s assets and most of its liabilities are denominated in US American Dollars and hence the Bank does not incur a significant currency exchange risk. The currency exchange rate risk is mitigated by the use of derivatives, which, although perfectly covered economically, may generate a certain accounting volatility

The following summary table presents a sensitivity analysis of the effect on the Bank’s results of operations derived from a reasonable variation in interest rates which its financial obligations are subject to, based on change in points.

	Change in interest rate	Effect on income

March 31, 2016	+200 bps	15,026
	-200 bps	(9,788)

March 31, 20165	+200 bps	15,467
	-200 bps	(3,794)

This analysis is based on the prior period changes in interest rates and assesses the impact on income, with balances as of March 2016 and 2015. This sensitivity provides an idea of the changes in interest rates, taking as example the volatility of the interest rate of the previous period.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

21.	Risk management (continued)

21.3	Market risk (continued)

Interest rate risk (continued)

The table below summarizes the Bank's exposure based on the terms of repricing of interest rates on financial assets and liabilities.

	March 31, 2016
Descripción	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Time deposit	40,000
Securities and other financial assets	79,917	13,365	22,880	93,644	68,848	278,654
Loans at amortized cost	4,399,709	1,195,517	806,883	131,012	417	6,533,538
Total	4,519,626	1,208,882	829,763	224,656	69,265	6,852,192

Liabilities
Deposits	2,078,996	307,120	375,060	45,000	-	2,806,176
Repurchase agreements	2,895	142,721				145,616
Borrowings, pledged deposits and debt	1,503,809	793,025	156,477	845,052	62,849	3,361,213
Total	3,585,700	1,242,866	531,537	890,053	62,849	6,313,005
Total interest rate sensibility	933,926	(33,983)	298,225	(665,396)	6,415	539,187

	December 31, 2015
Descripción	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Time deposit	50,000	-	-	-	-	50,000
Securities and other financial assets	34,100	10,000	13,345	105,394	86,848	249,687
Loans at amortized cost	4,532,150	1,760,730	288,031	111,049	-	6,691,960
Total	4,616,250	1,770,730	301,376	216,443	86,848	6,991,647

Liabilities
Deposits	1,967,929	319,995	263,849	-	-	2,551,773
Repurchase agreements	102,775	11,308	-	-	-	114,083
Borrowings, pledged deposits and debt	2,430,951	718,258	271,811	842,901	54,410	4,318,331
Total	4,501,655	1,049,561	535,660	842,901	54,410	6,984,187
Total interest rate sensibility	114,595	721,169	234,284	626,458	32,438	7,460

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

21.	Risk management (continued)

21.3	Market risk (continued)

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate because of changes in exchange rates of foreign currencies, and other financial variables, as well as the reaction of market participants to political and economic events. For purposes of accounting standards this risk does not come from financial instruments that are not monetary items, or for financial instruments denominated in the functional currency. Exposure to currency risk is low since the Bank’s has maximum exposure limits established by the Board.

The following table details the maximum to foreign currency, where all assets and liabilities are presented based on their book value, except for derivatives, which are included within other assets and other liabilities based on its value nominal.

	March 31, 2016
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	3.57	1.13	112.50	3,002.70	17.2895

Assets
Cash and cash equivalent	907	7	19	34	1,094	218	2,280
Investments and other financial assets	3,907	-	-	-	31,811	-	35,718
Loans at amortized cost	-	-	-	-	124,202	-	124,202
Other assets	-	195,754	38,035	-	29,984	-	263,772
Total	4,813	195,761	38,054	34	187,091	218	425,972

Liabilities
Borrowings and deposit placements	-	195,754	-	-	157,194	-	352,948
Other liabilities	4,439	-	38,035	-	31,160	-	73,634
Total	4,439	195,754	38,035	-	188,354	-	426,582

Net currency position	374	7	19	34	(1,264)	218	(609)

(1)	It includes other currencies such as: Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

21.	Risk management (continued)

21.3	Market risk (continued)

Currency risk (continued)

	31 de diciembre de 2015
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	3.96	1.09	120.40	3175.18	17.34

Assets
Cash and cash equivalent	405	6	5	50	887	150	1,503
Investments and other financial assets	3,818	-	-	-	1,601	-	5,419
Loans at amortized cost	-	-	-	-	136,896	-	136,896
Other assets	-	271,005	38,208	-	28,831	-	338,044
Total	4,223	271,011	38,213	50	168,215	150	481,862

Liabilities
Borrowings and deposit placements	-	270,913	38,208	-	168,103	-	477,224
Other liabilities	3,883	-	-	-	-	-	3,883
Total	3,883	270,913	38,208	-	168,103	-	481,107

Net currency position	340	98	5	50	112	150	755

(1)	It includes other currencies such as: Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.

21.4	Operational Risk

Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When controls fail to operate effectively, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss. Bladex, like all financial institutions, is exposed to operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, and errors by employees, and any failure, interruption or breach in the security or operation of the Bank’s information technology systems could result in interruptions in such activities. Operational problems or errors may occur, and their occurrence may have a material adverse impact on the Bank’s business, financial condition, results of operations and cash flows. The Bank cannot expect to eliminate all operational risks, but it endeavors to manage these risks through a control framework and by monitoring and responding to potential risks. Controls include effective segregation of duties, access, authorization and reconciliation procedures, staff education and assessment processes, such as the use of internal audit.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of U.S. dollars)

21.	Risk management (continued)

21.4	Operational Risk

Capital management

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with externally imposed capital requirements and maintains strong credit ratings and healthy capital ratios in order to support its business and to maximize shareholder value.

The Bank manages its capital structure and makes adjustments to it according to changes in economic conditions and the risk characteristics of its activities. In order to maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities. No changes have been made to the objectives, policies and processes from the previous periods. However, they are under constant review by the Board.

	March 31, 2016	December 31, 2015
Tier 1 capital	1,050,826	1,050,778
Tier 2 capital	(8,673)	(10,680)
Total regulatory capital	1,042,153	1,040,098

Risk weighted assets	6,322,294	6,460,108
Tier 1 capital ratio	16.62%	16.27%